Linklaters LLP One Silk Street London EC2Y 8HQ Telephone (+44) 20 7456 2000 Facsimile (+44) 20 7456 2222 DX Box Number 10 CDE Direct Line 020 7456 3481

Mark Webb, Legal Branch Chief Gregory Dundas, Staff Attorney Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

VIA EDGAR AND COURIER	September 4, 2007

Re:	The Royal Bank of Scotland Group plc
Amendment No. 1 to Registration Statement on Form F-4, Filed July 23, 2007, File No. 333-144752
Registration Statement on Form 20-F, File No. 1-10306
Schedule TO-T, Filed July 23, 2007
Schedule TO-T/A, Filed July 27, 2007
Schedule TO-T/A, Filed August 3, 2007
Schedule TO-T/A, Filed August 6, 2007
Schedule TO-T/A, Filed August 13, 2007
File No. 5-50506

Dear Mr. Webb and Mr. Dundas:

We refer to your letter dated August 14, 2007 setting forth the comments of the Staff to the filings listed above. We have set forth below the text of the Staff’s comments, followed in each case by our response. Concurrently with the submission of this letter, The Royal Bank of Scotland Group plc (“RBS”) is filing Amendment No. 3 to the Registration Statement on Form F-4 (the “F-4”), which amends the F-4 initially filed with the Commission on July 20, 2007, as amended by Amendment No. 1 filed on July 23, 2007 and Amendment No. 2 filed on August 3, 2007. RFS Holdings B.V. (“RFS Holdings”), Fortis N.V., Fortis SA/NV and Fortis Nederland (Holding) N.V. (together, “Fortis”), RBS, Banco Santander, S.A. (formerly Banco Santander Central Hispano, S.A.) and Santander Holanda B.V. (together “Santander” and together with Fortis and RBS and, if the context so requires, RFS Holdings, the “Banks”) are also filing Amendment No. 6 to the Schedule TO initially filed on July 23, 2007, as amended on July 27, 2007, August 3, 2007, August 6, 2007, August 13, 2007 and August 15, 2007. Capitalized terms used in this letter have the meanings ascribed thereto in the F-4. All page references below are to the blacklined version of Amendment No. 3 to the F-4 that has been delivered to you by courier today.

Form F-4/A

General

1                                      We received your letter dated August 13, 2007 in which you responded to our comment letter dated July 26, 2007. We continue to evaluate your response.

Response to Comment 1:  RBS appreciates your continued evaluation of its letter of August 13, 2007.

2                                      We note you filed a Form 6-K on August 3, 2007 reporting your interim results for the period ended June 30, 2007 and ABN AMRO filed a Form 6-K on July 30,

2007 reporting their interim results. Please revise your Form F-4 to include financial information for these interim results. Please update your pro forma information accordingly.

Response to Comment 2:  RBS’s announcement of its interim results for the six months ended June 30, 2007 to the London Stock Exchange was furnished on August 3, 2007 to the SEC pursuant to General Instruction B of the General Instructions to Form 6-K.

RBS filed its interim results for the six months ended June 30, 2007 on Form 6-K with the SEC on August 15, 2007 and incorporated the same into its registration statement on Form F-4. RBS has also incorporated ABN AMRO’s Form 6-K filed with the SEC on July 30, 2007 into its registration statement on Form F-4.

RBS has updated the disclosure in “Selected Historical Condensed Consolidated Financial Data of RBS” (commencing on page 27) and “Selected Historical Condensed Consolidated Financial Data of ABN AMRO” (commencing on page 37) with the interim results.

RBS has also updated the pro forma information in “Selected Unaudited Pro Forma Summary Financial Information” (commencing on page 44), “Unaudited Pro Forma Condensed Combined Financial Information” (commencing on page 151) and “Comparative Historical and Pro Forma Per Share Information” (commencing on page 170) to the extent possible to reflect the interim results for the six months ended June 30, 2007 of RBS and ABN AMRO. Please note, however, that ABN AMRO only very recently (on August 31, 2007) filed its Form 6-K for its interim results for the six months ended June 30, 2007, including a reconciliation between financial information prepared under International Financial Reporting Standards (“IFRS”) and generally accepted accounting principles in the United States (“U.S. GAAP”). Consequently, RBS has been unable to update its pro forma combined U.S. GAAP information for Amendment No. 3 to the F-4, but it will shortly file another amendment to the F-4 that will contain the pro forma combined U.S. GAAP information as of and for the six months ended June 30, 2007.

Cover Page

3                                      We note the disclosure here and later in the prospectus to the effect that if ABN AMRO declares a dividend in respect of 2007 of more than Euro 0.55 and the record date for such dividend precedes the settlement of the offers, the offer consideration may be adjusted. Please note that we would view a change in the offer consideration under those circumstances as a change in the offer price for purposes of Rule 14e-1(b). Therefore, an adjustment to the offer consideration under those circumstances would require disseminating revised offer materials and may also require an extension of the offer period to allow shareholders to react to the new disclosure. Please confirm your understanding in your response letter.

Response to Comment 3:  ABN AMRO recently announced that its interim dividend in respect of 2007 will be €0.58 per ABN AMRO ordinary share. RFS Holdings has determined that despite the dividend being in excess of €0.55, the offer consideration will not be reduced in respect of such excess. However, RFS Holdings reserves the right to revise the offer consideration in the event ABN AMRO declares a further dividend. Accordingly, the disclosure in the following sections has been revised in response to this comment:  the cover page of the prospectus; “Questions and Answers About the U.S. Offer” (page 11); “Summary – The U.S. Offer – Terms of the U.S. Offer” (page 19); and “The U.S. Offer – Adjustment of Consideration Upon Payment of Certain ABN AMRO Dividends” (page 99).

RFS Holdings also hereby confirms its understanding that the Staff views that an adjustment to the offer consideration under the circumstances described would require the dissemination of revised offer materials and may also require an extension of the offer period to allow shareholders time to react to the new disclosure.

Regulatory Statement, page i

4                                      Refer to the disclosure on page ii stating that the U.S. offer is not being made in Japan and may not be accepted by persons “from or within Japan.” In your response letter, tell us whether Japanese persons may participate in the offer made pursuant to the Dutch offer document. While Rule 14d-10 does not require that a U.S. offer document be distributed to foreign shareholders, it does require that a tender offer subject to Regulation 14D be capable of acceptance by all target shareholders, wherever located. If this is not the case, please analyze how this restriction complies with Rule 14d-10. Your analysis should describe what efforts you have made to allow all shareholders of ABN AMRO, wherever located, to participate in the offer. If there are jurisdictions where shareholders may not participate in either the Dutch or U.S. offers, tell us how many shareholders are located there and specify the percentage of target shares they hold.

Response to Comment 4:  The disclosure on page 6 in “Regulatory Statement” has been revised in response to this comment. Although the F-4 continues to state that the prospectus must not be distributed in whole or in part into Japan, the language stating the offer is “not capable of acceptance” from Japan has been deleted.

5                                      See comment 2 above. Provide the same analysis as to the exclusion of Italian shareholders.

Response to Comment 5:  The disclosure on page 7 in “Regulatory Statement” has been revised in response to this comment and to update the disclosure, since the offer (as an extension of the Dutch offer) has been approved by the Commissione Nazionale per le Società e la Borsa and is now being made in Italy.  Under Italian law, ADS holders resident or located in Italy may not tender into the U.S. offer, but they may participate in the the offer being made through the Italian offer document.

Questions and Answers about the U.S. Offer, page 1

6                                      Please update the information on page 2 regarding the proposed offer by Barclays in light of more recent developments.

Response to Comment 6:  The disclosure on pages 9-10 in “Questions and Answers About the U.S. Offer” has been revised in response to this comment.

Summary, page 11
Reasons for the Offers, page 13

7                                      Please revise the sentence that begins, “The Banks’ track records in this regard are excellent...” to indicate that this is a belief of the company.

Response to Comment 7:  The disclosure on page 18 in “Summary – Reasons for the Offers” and page 135 in “Effects of the Offers and Post-Closing Restructuring – Employees, Works Councils and Trade Unions” has been revised in response to this comment.

Effects of the Offers and Post-Closing Restructuring, page 20

8                                      Refer to the disclosure in the second paragraph of this section. Revise to clarify here and throughout the prospectus RFS Holdings’ current intentions with respect to a second-step squeeze out transaction if it acquires less than 95% of ABN AMRO’s outstanding shares in the offer. That is, are you using the word “may” in the second sentence of the second paragraph to mean “can”? Or are you using it to indicate a degree of uncertainty regarding RFS Holdings’ intentions for a second-step? Please revise to clarify.

Response to Comment 8:  The disclosure on page 10 in “Questions and Answers”, page 24 in “Summary – Effects of the Offers and Post-Closing Restructuring”, page 24 in “Summary – Appraisal Rights”, page 117 in “The U.S. Offer – Appraisal Rights”, page 129 in “Effects of the Offers and Post-Closing Restructuring – General”, page 131 in “Effects of the Offers and Post-Closing Restructuring – Squeeze-Out Proceedings” has been revised in response to this comment.

Material U.S. Federal Income Tax.... page 21

9                                      Please state that you have opinions from counsel and identify counsel.

Response to Comment 9:  The disclosure on pages 122-129 in “Material U.S. Federal Income Tax, Dutch Tax and U.K. Tax Consequences” has been revised in response to this comment. We respectfully submit that we do not think it is necessary to refer to these opinions from counsel or to identify tax counsel in the “Summary” section as well, and our review of comparable precedent transactions supports this approach.

Summary Comparative Historical and Pro Forma Per Share Information, page 39

10                               Please revise to reconcile the amounts presented here for published and adjusted RBS-Historical Dividend per ordinary share with the amounts disclosed in Other Financial Data on page 25 and Dividends on page 219.

Response to Comment 10:  The disclosure on page 49 in “Summary Comparative Historical and Pro Forma Per Share Information” has been revised in response to this comment.

11                               Please tell us and revise to briefly describe how you calculated Unaudited Pro Forma Condensed Combined Dividend per ordinary share and Book value per ordinary share.

Response to Comment 11:  The disclosure on pages 49-50 in “Summary Comparative Historical and Pro Forma Per Share Information” and page 171 in “Comparative Historical and Pro Forma Per Share Information” has been revised in response to this comment.

The unaudited pro forma combined dividend per ordinary share reflects RBS’s historical dividend per ordinary share declared and paid in the period, and prior period information has been adjusted for the bonus issue in May 2007.

The calculation of the unaudited pro forma combined book value per ordinary share is based on the pro forma combined ordinary shareholders’ equity (pro forma combined shareholders’ equity less pro forma combined preference shareholders’ equity) and the number of pro forma combined ordinary shares in issue (existing ordinary shares in issue after adjusting for the bonus issue and new RBS shares issued).

Risk Factors, page 43

12                               We note in your introductory section the statement that this section describes some, but not all, of the risks faced by the company. Please revise to delete this language, or turn it into a separate risk factor.

Response to Comment 12:  This language on page 51 in “Risk Factors” has been deleted in response to this comment.

13                               Discuss the risks of disagreements among the consortium members as to the allocation of ABN AMRO assets and the costs associated with the offers, including but not limited to delays arising from the dispute resolution process contemplated by the parties’ agreement.

Response to Comment 13:  The disclosure on page 54 in “Risk Factors” has been revised in response to this comment.

Obtaining required regulatory approvals may delay completion of the Transaction, and compliance with conditions and obligations imposed in connection with regulatory approvals could adversely affect our businesses and businesses of ABN AMRO, page 45

14                               Clarify here and where appropriate in the prospectus the status of the required regulatory approvals (if any) for the “dismemberment” of ABN AMRO after the offers. That is, have you sought regulatory approvals only for the acquisition of ABN AMRO as a whole, or also for the splitting of the company as contemplated by the members of the consortium? Are approvals needed for the split process? If so, discuss any risks associated with this approval process, to the extent it is not yet complete.

Response to Comment 14:  The Banks have sought or are seeking regulatory approvals for both the acquisition of ABN AMRO as a whole and for the reorganization of the company after the acquisition. Although the Banks are seeking or will seek certain regulatory approvals for the reorganization of the company after the acquisition, other than as contemplated by offer condition (g), obtaining regulatory approvals for the reorganization (as opposed to the acquisition) of ABN AMRO is not a condition to the offers. Accordingly, formal consent from bank regulators for the subsequent proposed restructuring has not yet been applied for in most jurisdictions where regulatory consent is required, although these regulators are aware of the high-level proposals.

Bank regulatory change of control consents have been applied for in the relevant jurisdictions where ABN AMRO entities are located, as applicable. In a number of jurisdictions, such consents have already been granted. The regulatory consents applied for and, where relevant, obtained, are in respect of the acquisition of the ABN AMRO group as a whole. Once the offers are declared wholly unconditional, the Banks together with ABN AMRO will approach banking regulators in each jurisdiction where ABN AMRO entities are located and, where relevant, will request regulatory consent to the subsequent proposed restructuring of the ABN AMRO group.

The subsequent proposed restructuring of the ABN AMRO group may also require further anti-trust clearance in certain jurisdictions, which processes are being progressed.

RFS Holdings believes the disclosure included on page 53 in “Risk Factors” adequately addresses the material risks associated with the regulatory approval process. In response to the Staff’s request, RFS Holdings has included information regarding the status of the required regulatory approvals on pages 104-105 in “The U.S. Offer – Regulatory Matters” and added a cross reference on page 53 in “Risk Factors”.

The Banks have not verified the reliability of the ABN AMRO information.... page 46

The Banks have conducted only a limited due diligence review.... page 47

15                               You indicate here and elsewhere that all information regarding ABN AMRO has been obtained publicly. You also state that you were given partial access to ABN AMRO’s records. On page 59 you state that you were granted the same access as had previously been granted Barclays. Please revise here and elsewhere to clarify the nature of the access granted by ABN AMRO. Also provide us with any correspondence regarding any additional requests for access to information coupled with refusals by ABN AMRO. Finally, please update this situation, as appropriate, in light of subsequent events, in particular ABN AMRO’s withdrawal of its recommendation to shareholders concerning the Barclays offer.

Response to Comment 15:  The disclosure on pages 54 and 55 in “Risk Factors” has been revised in response to this comment. In April 2007, the Banks requested the same access to information as had been provided to Barclays and ABN AMRO announced on April 25, 2007 that it would provide the Banks with the same information it had previously provided to Barclays. Recently, as described in the “Background to and Reasons for the Offers” section (commencing on page 63), the Banks also requested and have begun conducting additional due diligence meetings with ABN AMRO. Although the Banks have been granted access to limited, high-level due diligence information, the information about ABN AMRO presented in, or incorporated by reference into, the prospectus, including all ABN AMRO financial information, is derived from publicly available information.

The “Background to and Reasons for the Offers” section (commencing on page 63) sets out the updated chronology of contacts between the Banks and their respective advisers on the one hand and ABN AMRO and its advisers on the other, and it covers contacts regarding the scope of access to ABN AMRO documents and management. The Banks understand from ABN AMRO that in the context of a level playing field between the Banks’ and Barclays’ respective offers for ABN AMRO, they have been afforded the same access to ABN AMRO information as has been provided to Barclays.

The Banks have submitted two formal requests for information to ABN AMRO.

The first, comprising key due diligence questions and identifying key individuals at ABN AMRO for meetings, was handed into Mr. Rijkman Groenink’s office (Chairman of the Managing Board of ABN AMRO) on April 27, 2007 and the second, comprising follow up questions on due diligence received, was provided by Merrill Lynch (the Banks’ adviser) to Morgan Stanley (ABN AMRO’s adviser) on May 3, 2007. The due diligence requests have been enclosed in Annex A to this letter for your convenience.

Following the first request for information, ABN AMRO provided limited high level due diligence access but did not provide a response to the request.

No response was provided to the second request.

The U.S. Offer and the Dutch Offer, page 94

16                               See comments 2 and 3 above. Refer to the disclosure in the last paragraph on page 94, continuing onto page 95 of the prospectus. Provide the same analysis as to why restricting the ability of certain foreign shareholders of ABN AMRO to accept this offer complies with Rule 14d-10.

Response to Comment 16:  The disclosure on page 98 in “The U.S. Offer – The U.S. Offer and the Dutch Offer” has been revised in response to this comment. Please also see the responses to Comments 4 and 5 above, where we have identified the deletion of the language stating that the U.S. offer is “not capable of acceptance” from Japan and revised the language relating to the offer in Italy. Accordingly, we believe that since the U.S. offer is capable of acceptance by all target shareholders, the U.S. offer complies with Rule 14d-10.

Conditions to the U.S. Offer, page 97

17                               In our view, all offer conditions, other than the receipt of any governmental or regulatory approvals necessary for consummation of the offer, must be satisfied or waived as of the expiration of the (initial) offer period. Please revise the disclosure in the first paragraph on page 97 consistent with our position.

Response to Comment 17:  The disclosure on pages 19 and 100 in “The U.S. Offer – Conditions to the U.S. Offer” has been revised in response to this comment. We also respectfully note in this regard that the letter from the Staff dated July 23, 2007 with respect to the offer grants an exemption from Section 14(d)(5) and 14d-7(a)(1) of the Exchange Act “to allow the Consortium to terminate withdrawal rights at the expiration of the Acceptance Period if all conditions to the Offers, other than the Minimum Acceptance Condition, have been satisfied or waived, during a period of no more than five Euronext Amsterdam trading days to permit the determination of whether the Minimum Acceptance Condition has been satisfied and for the exchange of ABN AMRO shares to occur, in accordance with Dutch law and practice.”  Accordingly, the disclosure on pages 19 and 100 has also been revised to note that the minimum acceptance condition may be waived after the expiration of the offer period.

18                               Refer to the condition under “No Third Party Offer” on page 100. Isn’t the existing offer by Barclays on revised terms from the offer Barclays announced on April 23, 2007? Have you waived or modified this offer condition by subsequent filing? If so, we have not located such an amendment? Please advise or revise.

Response to Comment 18:  RFS Holdings acknowledges that the Staff is correct that the existing offer by Barclays is on revised terms from the offer Barclays announced on April 23, 2007. While RFS Holdings accepts that it has waived its right to invoke this condition in response to the revised offer publicly announced by Barclays on July 23, 2007, RFS Holdings believes that it has not waived its right to invoke this condition in the event Barclays announces a further revised offer on different terms than the terms announced on April 23, 2007 or in the event any other third party offer is announced.

19                               Your definition of material adverse change as it relates to offer condition (c)(ii) described at the bottom of page 97 is extremely vague and broad. While you may condition the U.S. Offer on any number of conditions, those conditions must be described with sufficient clarity and specificity to enable ABN AMRO shareholders to determine if the condition has been “triggered.” Please revise this condition to describe with greater clarity and specificity those events or non-events which would allow RFS Holdings to terminate the offer.

Response to Comment 19:  We note the Staff’s comment.

The Banks spent a great deal of time focusing on the language contained in the conditions, including condition (c)(ii). In doing so, the Banks were mindful at all times of applicable rules and regulations relating to the offers, as well as precedents of analogous provisions in the context of European offers.

We respectfully submit that the definition of “material adverse change” as it relates to condition (c)(ii) described at the bottom of page 97 of Amendment No. 1 to the F-4 is not unduly vague and broad and is consistent with such material adverse change clauses used in the context of other public offers.

First, the change triggering the condition must be “material”, and it must be “adverse”. This places significant limits on the ability of RFS Holdings to invoke the condition. While there is of course an element of judgment that would be present in making a determination as to whether a particular change is material and adverse, the element of judgment involved in making this determination is also present in numerous other material adverse change clauses in the context of European public offers, including, notably, the competing Barclays offer for ABN AMRO. It is also worth noting that, as a matter of Dutch law, such determination is required to be made in good faith.

Second, the change must have taken place since the date of the commencement of the offer. This would rule out the condition being triggered based on any change that had taken place prior to such time, again, significantly narrowing its scope.

Third, there are only three contexts in which the change must have taken place for the condition to be triggered: national or international capital markets; financial, political or economic conditions; or currency exchange rates or exchange controls. While each of these contexts might be seen as broad, they are in fact quite specific. So, even if a change takes place in one of these contexts, unless it is also “material” and “adverse”, and takes place since commencement of the offer, the condition would not be triggered.

Since the timing and context of the change are quite specifically defined, we understand the Staff’s concern must be that “material” and “adverse” are not sufficiently clear and precise. However, we would note that the language included in offer condition (c)(ii) is virtually identical to the analogous language contained in the conditions to the Barclays offer for ABN AMRO. (See page 12 of the Barclays offer document for the definition of ABN AMRO Material Adverse Change, and pages 14-15 of the Barclays offer document for the definition of Barclays Material Adverse Change.) We do not believe that the inclusion of the additional clauses by Barclays in its definitions as compared to the analogous language in condition (c)(ii) of the RFS Holdings offer renders the use by Barclays of the terms “material” and “adverse” any less vague or broad than the RFS Holdings formulation (which, as stated above, we do not believe to be unduly vague or broad).

We would also respectfully submit to the Staff that the concept of a “material adverse effect” is also present elsewhere in the RFS Holdings offer conditions – in condition (c)(i) (in particular, the words “any event, events or circumstances that results or could reasonably be expected to result in a material adverse effect…”) and in condition (d) (in particular, the words “which might, individually or in the aggregate, reasonably be expected to materially and adversely affect ABN AMRO…”). As mentioned above, the Banks and their advisors were mindful of various European and other precedents in formulating the conditions, and based on this we would submit that the use of the “material adverse effect” concept is present in many transactions to the point where we would even characterize it as “market standard”.

In addition, the exact wording of conditions to the RFS Holdings offer were discussed in detail with the AFM prior to the commencement of the offer. The wording of the conditions to the offer is in fact far more detailed and specific than the example of a material adverse change clause provided in the Dutch takeover rules, which states that “no facts or circumstances must have arisen prior to the end of the tender period of which the offeror was or could not be aware at the time of the public announcement of the price or exchange ratio that are so fundamental in nature that the offeror cannot reasonably be expected to make the offer unconditional”. This formulation is clearly far less precise and certain than the RFS Holdings formulation. The precise wording of the conditions to the RFS Holdings offer has been approved by the AFM, and any amendment to the wording as set forth in the offer document would as a Dutch law matter require the termination of the offer and commencement of a new offer.

In light of the existence of an inevitable degree of judgment involved in determining whether a change is “material” and “adverse”, we understand the Staff’s concern that ABN AMRO shareholders be able to determine if this condition has been triggered, but we believe that the Staff’s concern is best addressed through the prompt notification to shareholders that would be undertaken by RFS Holdings in the event this condition is triggered (and which is reflected in response to the Staff’s comment 20 below).

20                               See our last comment above. Note that if you seek to rely on an occurrence or event to assert an offer condition that you believe permits the bidder to terminate the offer based on one of the listed offer conditions, you must promptly inform shareholders upon the occurrence of such event. As an example, recent events in the credit market in the United States and abroad may implicate the condition reference in our last comment, but it is so broadly drafted as to make it impossible for shareholders to determine whether this is the case. If you believe that recent events would allow you to terminate the offer based on this or any other listed offer condition, you may not wait until the expiration of the offer to assert the condition. Please confirm your understanding in your response letter.

Response to Comment 20:  RFS Holdings confirms that it will promptly inform ABN AMRO shareholders and ABN AMRO ADS holders if it seeks to invoke an offer condition that it believes permits it to terminate the offer.

Expiration Date; Extension of the U.S. Offer, page 102

21                               As you know, in granting exemptive relief to permit RFS Holdings to waive the minimum acceptance condition after the expiration of the offer period, we required an undertaking to fully describe in the prospectus the potential impact of such a waiver for ABN AMRO shareholders. While we note your reference to a discussion of the impact of such a waiver on page 103, we are unable to locate relevant text in the section “Effects of the Offers and Post-Closing Restructuring” to which you refer. Please advise. In particular, address any changes or potential impact arising from the reduction of the minimum acceptance condition from 80% to a simple majority.

Response to Comment 21:  The disclosure on page 129 in “Effects of the Offers and Post-Closing Restructuring – General” has been revised in response to this comment.

Summary of the Consortium and Shareholders’ Agreement, page 118

22                               Since the form does not require a summary of this agreement, you cannot qualify in its entirety the description. See Rule 411. This comment also applies to Description of RBS Ordinary Shares.

Response to Comment 22:  The qualification language on page 119 in “Summary of the Consortium and Shareholders’ Agreement” and on page 172 in “Description of RBS Ordinary Shares” has been deleted in response to this comment.

Certain Dutch Tax Considerations, page 125
Certain U.K. Tax Considerations, page 128

23                               Please revise the subheadings to “material” tax considerations.

Response to Comment 23:  The disclosure on pages 122-129 in “Material U.S. Federal Income Tax, Dutch Tax and U.K. Tax Consequences” has been revised in response to this comment.

24                               Refer directly to the legal opinions received from counsel as the bases for these discussions, and delete language stating that the analysis provided is “a general guide” or similar language.

Response to Comment 24:  The disclosure on pages 122-129 in “Material U.S. Federal Income Tax, Dutch Tax and U.K. Tax Consequences” has been revised in response to this comment.

Legal Merger, page 132

25                               To the extent possible, please clarify under what circumstances a legal merger would be undertaken.

Response to Comment 25:  We respectfully submit that the disclosure added on page 129 in “Effects of the Offers and Post-Closing Restructuring – General” in response to Comment 21 is responsive to this Comment 25 as well.

26                               You state that if a downstream merger is undertaken, “the shareholders of ABN AMRO will continue to hold their shares.” Since this would take place following the completion of the offer, please revise to clarify what would happen to shares that have already been tendered.

Response to Comment 26:  The disclosure on page 131 in “Effects of the Offers and Post-Closing Restructuring – Legal Merger” has been revised in response to this comment to clarify that shares that have already been tendered would be cancelled in the event of a downstream merger.

Going-private Transactions, page 135

27                               Please summarize the consequences if the second-step transaction constitutes a going-private transaction.

Response to Comment 27:  The disclosure on page 133 in “Effects of the Offers and Post-Closing Restructuring – ‘Going-Private’ Transactions” has been revised in response to this comment.

Source and Amount of Funds, page 139

28                               You state here that you would be obligated to issue 556,143,700 ordinary shares to ABN AMRO shareholders, assuming all issued and outstanding ABN AMRO ordinary shares (including ABN AMRO ordinary shares represented by ABN AMRO ADSs) are tendered, as well as aggregate cash consideration of EUR 66 billion. Please revise this section to clearly disclose the calculation of both the stock and cash consideration, including the number of ABN AMRO ordinary shares and options.

Response to Comment 28:  The disclosure on page 135 in “Source and Amount of Funds” has been revised in response to this comment.

29                               You disclose here that for purposes of calculating the number of shares you will be obligated to issue you assume the number of issued and outstanding ABN AMRO shareholders to be the amounts as of April 20, 2007 as disclosed in ABN AMRO’s Form 6-K dated April 23, 2007. In contrast, you assume the exercise of all ABN AMRO options based on information as of December 31, 2006 as disclosed in the ABN AMRO 2006 Annual Report on Form 20-F. Please revise this section as well as your pro forma section where you use similar assumptions to address the following regarding these assumptions:

•                                        Please revise to more clearly disclose the inconsistencies in the dates the information as of which the information is prepared.

•                                        Disclose your basis for using inconsistent dates to obtain the number of issued and outstanding shares and options.

•                                        Tell us in detail and briefly disclose how you determined it was appropriate to assume the exercise of all outstanding ABN AMRO options.

•                                        Revise to more clearly disclose how the limitations in the assumptions used in your calculation will result in different amount than the actual shares ultimately issued.

Response to Comment 29:  The disclosure on pages 135-137 in “Source and Amount of Funds” has been updated to use the number provided by ABN AMRO in the Schedule 14D-9 it filed on

August 10, 2007 with respect to the number of issued and outstanding ABN ordinary shares as at August 6, 2007. Different dates for the number of outstanding ABN AMRO ordinary shares and the number of outstanding ABN AMRO options were originally used in order to use the most recent publicly available information for each figure. The F-4 continues to use different dates – August 6, 2007 for the ABN AMRO outstanding ordinary shares and December 31, 2006 for the outstanding ABN AMRO options – in order to use the most recent data made publicly available by ABN AMRO for each figure. The disclosure on page 160 in “Unaudited Pro Forma Condensed Combined Financial Information” has been revised to clarify this.

The exercise of all outstanding options was assumed in order to provide shareholders with information regarding the maximum number of ordinary shares that RBS would be required to issue. The disclosure on pages 135-137 in “Source and Amount of Funds” has been revised to clarify that the exercise of less than all of the outstanding options would result in RBS being obliged to issue fewer ordinary shares.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Pro forma Condensed Combined Financial Information

Note 1. Description of proposed acquisition and estimated pro forma purchase price, page 162

30                               You disclose here that fair value adjustments to financial assets and liabilities acquired are based on information disclosed in ABN AMRO’s 2006 Annual Report on Form 20-F and are assumed not to be related to LaSalle.

•                                        Please tell us and briefly disclose how you determined this assumption was factually supportable. Revise to disclose the limitations of this assumption.

•                                        Alternatively, please revise to reduce the fair value adjustments of financial assets and liabilities to reflect the disposal of the percentage of such assets and liabilities related to LaSalle.

Response to Comment 30:  ABN AMRO’s fair value information disclosures in note 38 of the 2006 financial statements related to all activities of ABN AMRO. Fair value information by subsidiary or segment was not publicly available. Therefore it was not possible to allocate the fair value adjustments of ABN AMRO’s financial assets and liabilities to those financial assets and liabilities relating to LaSalle. RBS respectfully submits that it is therefore unable to, and believed it would have been potentially misleading to, allocate a portion of the fair value adjustments to LaSalle on an arbitrary basis such as proportion of total assets and total liabilities of LaSalle compared with total assets and total liabilities of the ABN AMRO Group, in the pro forma combined information included in our Form F-4/A filed on July 23, 2007.

As ABN AMRO’s 2007 interim Form 6-K did not disclose the fair value of financial assets and liabilities at June 30, 2007, no adjustments have been made to the pro forma combined consolidated balance sheet or pro forma combined income statements for the purposes of Amendment No. 3 to the F-4.

The disclosures on pages 160 and 161 in “Notes to Pro Forma Condensed Combined Financial Information” have been revised accordingly.

Note 3. Acquisition Adjustments, page 164

31                               For purposes of greater transparency, please revise footnote (f) to describe why the present value of ABN AMRO’s net post-retirement employee benefit liabilities are recognized as an acquisition adjustment. In addition, revise footnote (c) to present the calculation of the deferred tax adjustment related to the recognition of the net post-retirement employee benefit liabilities.

Response to Comment 31:  The disclosure on page 163 in “Notes to Pro Forma Condensed Combined Financial Information” has been revised in response to this comment.

32                               Please revise footnote (i) to include a summary of all fair value adjustments made, which will agree with information included in ABN AMRO’s Form 20-F and provide sufficient detail to allow the reader to recalculate the sum of £2,917 that is to be amortized over five years according to page 166.

Response to Comment 32:  The disclosure on page 164 in “Notes to Pro Forma Condensed Combined Financial Information” has been revised in response to this comment.

33                               Please revise footnote (i) to disclose the terms of the instrument used to fund RBS’s investment in RFS Holdings. Please present sufficient detail to allow the reader to understand how you determined the interest payable of £373.

Response to Comment 33:  The disclosure on page 164 in “Notes to Pro Forma Condensed Combined Financial Information” has been revised in response to this comment.

34                               On page 140 you disclose RBS plans to issue preferred securities and debt securities to fund the cash consideration; however the terms of such securities are not discussed. Please revise to disclose the terms of the RBS equity preference shares assumed that support pro forma adjustments discussed in footnote (h) and (l). Disclose how you determined the proceeds from the issuance of RBS equity preference shares of £3,542 and dividends of £198.

Response to Comment 34:  The disclosure on pages 163-164 in “Notes to Pro Forma Condensed Combined Financial Information” has been revised in response to this comment.

Reconciliation to U.S. GAAP, page 167

35                               In order to allow a reader to better understand the Acquisition and Other Adjustments, please revise your disclosure to:

•                                        Disaggregate each adjustment between footnotes 1, 2 and 3, and

•                                        Describe why you reverse U.S. GAAP differences identified by ABN AMRO related to assets and liabilities you are offering to acquire.

Response to Comment 35:  The disclosure on pages 168-169 in “Notes to Pro Forma Condensed Combined Financial Information” has been revised in response to this comment.

IFRS-U.S. GAAP differences identified at 31 December 2006 by ABN AMRO relate to the historical carrying values of its assets and liabilities. In preparing the 2006 pro forma condensed combined financial information, such assets and liabilities have been adjusted to their respective fair values. In general, RBS expects fair values of acquired assets and liabilities under U.S. GAAP to be materially the same as under IFRS for this proposed acquisition. However, RBS will evaluate the IFRS-U.S. GAAP differences on business combinations such as the treatment of restructuring costs, contingent consideration and the fair value of consideration relating to publicly issued shares. These differences are either not relevant (contingent consideration) or were assumed not to apply (other differences) to the preparation of the pro forma combined U.S. GAAP information as of and for the year ended December 31, 2006. Accordingly, as there were no material differences between IFRS and U.S. GAAP on acquisition accounting as of and for the year ended December 31, 2006, ABN AMRO’s historical IFRS-U.S. GAAP differences, adjusted for disposal of LaSalle, were reversed in the F-4 as filed on July 20, 2007.

As discussed above in the response to Comment 2, RBS will shortly file another amendment to the F-4 containing pro forma combined U.S. GAAP information as of and for the six months ended June 30, 2007.

36                               In footnote 3 you state the fair value of ABN AMRO’s shareholders’ equity under IFRS is not materially different from U.S. GAAP at December 31, 2006 and accordingly, the U.S. GAAP adjustments to shareholders’ equity have been reversed. Please tell us how you determined ABN AMRO’s shareholders’ equity under IFRS is not materially different from U.S. GAAP. Tell us why you believe it is appropriate to reverse the various known differences set forth here. Further, tell us why you believe it is necessary to reverse them in light of your assertion regarding the lack of materiality.

Response to Comment 36:  Please see the response to Comment 35 above.

Validity of the Securities, page 220

37                               Please give the address of Linklaters. See Paragraph 23 of Schedule A to Securities Act.

Response to Comment 37:  The disclosure on page 203 in “Validity of the Securities” has been revised in response to this comment. Please note that Dundas & Wilson CS LLP will pass on the validity of the RBS ordinary shares to be issued pursuant to the offers.

Additional Information for Securitvholders, page 221

38                               Please revise to include the ABN AMRO Amendment No. 1 to Form 20-F, filed with the SEC on August 3, 2007, as a document incorporated by reference.

Response to Comment 38:  The disclosure on page 206 in “Additional Information for Securityholders” has been revised in response to this comment.

Certain Defined Terms, page 225

39                               A list of defined terms should be no longer than necessary. Instead, whenever possible, explain such terms concisely where you first use them. In addition, you should not use a glossary to define common understood abbreviations such as “SEC” or “NYSE” or easily understood references such as “Belgium.”

Response to Comment 39:  The disclosure on pages 209-211 in “Certain Defined Terms” has been revised in response to this comment.

Exhibits and Financial Statement Schedules, page II-4

40                               We note the consent of Ernst & Young Accountants for the inclusion of their report on ABN AMRO’s financial statements has not yet been obtained and provided. The consent to the inclusion of the report in the registration statement is required pursuant to Rule 436 of Regulation C. If you are unable to obtain the consent of Ernst & Young Accountants, please:

•                                        Request a waiver of Ernst & Young’s consent by filing an affidavit that states the reasons why obtaining a consent is impracticable;

•                                        Provide us with copies of correspondence between you and ABN AMRO evidencing the request for and the refusal to furnish the consent; and

•                                        Revise to disclose that, although an audit report was issued on the target’s financial statements and is included in the target’s filings, the auditor has not permitted use of its report in this registration statement. Refer to a discussion of such disclosures in CF Staff Memorandum No. 2-98.

Response to Comment 40:  RBS has sought to obtain the required consent of ABN AMRO’s current auditor, Ernst & Young Accountants (“E&Y”). Because obtaining E&Y’s consent has proved impracticable or involves undue hardship on RBS, RBS has requested a waiver from the requirement to obtain E&Y’s consent by filing a request letter with a supporting affidavit with the SEC’s Division of Corporation Finance that includes the information referred to in this comment. A copy of the request, the affidavit and related correspondence between RBS and ABN AMRO has been enclosed in Annex B to this letter for your convenience. The disclosure on page 204 in “Experts” has been revised to include a statement (without disclosing the name of ABN AMRO’s current auditor) to the effect that ABN AMRO’s current auditor has not permitted the use of its report in the F-4. Disclosure has also been added to explain that absent such consent, there is a risk that shareholders may not be able to recover against ABN AMRO’s auditor under Section 11 of the U.S. Securities Act of 1933, as amended.

Exhibit 5.1

41                               We note the statements that the opinion “is addressed to you solely for your own benefit...” and that it may not “be relied upon by any other person without our prior written consent.” Opinions may be limited as to purpose but not as to person. Please obtain a revised opinion that deletes this language.

Response to Comment 41:  The opinion has been revised in response to this comment. Please see Exhibit 5.1 to Amendment No. 3 to the F-4 filed herewith.

Exhibit 8.1

42                               Counsel must opine on the tax consequences of the transaction, not the manner of how they are presented (e.g., “a fair and accurate summary”) in the prospectus. Please revise.

Response to Comment 42:  The opinion has been revised in response to this comment. Please see Exhibit 8.1 to Amendment No. 3 to the F-4 filed herewith.

43                               Opinions may be limited as to purpose but not as to person. Please delete the language that the opinion “may not be relied upon by persons other than the addressee.”

Response to Comment 43:  The opinion has been revised in response to this comment. Please see Exhibit 8.1 to Amendment No. 3 to the F-4 filed herewith.

Exhibit 8.2

44                               A short-form tax opinion should state that the discussion in the registration statement represents the opinion of counsel and not merely that the discussion is “accurate in all material respects and not misleading.” Please revise.

Response to Comment 44:  The opinion has been revised in response to this comment. Please see Exhibit 8.2 to Amendment No. 3 to the F-4 filed herewith.

45                               Opinions may be limited as to purpose but not as to person. Please delete the language that the opinion “is given for the benefit of the addressees...”

Response to Comment 45:  The opinion has been revised in response to this comment. Please see Exhibit 8.2 to Amendment No. 3 to the F-4 filed herewith.

Annual Report on Form 20-F for the year ended December 31. 2006 Item 7.B. Related Party Transactions

46                               Please amend to provide the information required by Item 7, B of Form 20-F or to make the representations set forth in Instruction 2 to Item 7.B.

Response to Comment 46:  In light of this comment, in circumstances as in the present case where the loans in question were made in the ordinary course of business, on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or contain other unfavourable features, RBS will include the following disclosures, in accordance with instruction 2 to Item 7.B of Form 20-F, in its future filings of its Annual Report on Form 20-F:

Note 4X Transactions with directors, officers and others

Key management have banking relationships with Group entities, entered into in the normal course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with other persons of a similar standing or, where applicable, with other employees. These transactions did not involve more than the normal risk of repayment or present other unfavourable features.

In circumstances that differ from those described above, RBS will comply with the other requirements of Item 7.B of Form 20-F.

Form 6-K filed August 3, 2007
Results Summary, page 4

47                               Most of the data provided here appear to be non-GAAP in nature. With the exception of “Adjusted earnings per ordinary share”, the actual titles of the various non-GAAP line items do not reflect the fact that they have been adjusted from the GAAP amounts. Further, the prominence of the non-GAAP measures being presented on the first page of financial data does not appear appropriate based on the guidance of Item 10(e)(1)(i)(A). Throughout your Form 6-K, your financial presentations are a mix of GAAP and non-GAAP measures that are not titled in such a way as to be as transparent as possible.

When you update the financial information in your Form F-4 to address your interim financial results pursuant to our comment above, please give appropriate consideration to the guidance of Item 10(e) and the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures as set forth on our website.

Further, please revise similar presentations in your future filings to better reflect the guidance of Item 10(e) and the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures by addressing the following:

•                                        Please revise your line item titles throughout your document to more accurately and transparently reflect the amounts presented. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

•                                        Considering the recurring nature of the amounts excluded, tell us how you considered the guidance of Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures as well as Item 10(e)(1)(ii)(B) of Regulation S-K.

•                                        For each of the various non-GAAP measures presented, please clearly disclose how the measure is helpful to an investor’s understanding of your results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

•                                        Please clearly disclose how you use each of the non-GAAP financial measures. Please provide specific examples. Refer to Item 10(e)(1)(i)(D) of Regulation S-K, If you do not use certain of the measures presented, disclose that fact and identify which measures are not used.

•                                        Tell us how you considered the guidance of Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures related to your presentations of Adjusted earnings per ordinary share. Please revise similar presentations in future filings to eliminate this measure or revise to support its usefulness. If you are able to support that this measure is not prohibited, revise to clearly address how you overcome the fact that the per share measure you present does not depict the amount that accrues directly to shareholders’ benefit.

•                                        Please provide us with examples of your proposed revised disclosures.

Response to Comment 47:  Please see the response to Comment 2 above. RBS believes that its interim results for the six months ended June 30, 2007 filed with the SEC on August 15, 2007 and incorporated into the F-4 comply with the requirements of Item 10 of Regulation S-K.

Condensed Consolidated Income Statement for the Half Year Ended 30 June 2007

48                               Tell us how you determined it was appropriate under IFRS to report “Adjusted earnings per ordinary share” on the face of your Income Statement. Please tell us the specific literature on which you relied.

Response to Comment 48:  This measure has been deleted from the face of the income statement in RBS’s interim results filed with the SEC on August 15, 2007.

Your prompt review of our responses would be greatly appreciated. If you have any questions please do not hesitate to contact the undersigned at +44 20 7456 2000.

Sincerely,

/s/ Thomas B. Shropshire, Jr.
Thomas B. Shropshire, Jr.
Linklaters LLP

cc:	Miller McLean Chris Campbell Rajan Kapoor RBS Gogarburn, PO Box 1000 Edinburgh EH12 1HQ United Kingdom
Bonnie Greaves George Karafotias Shearman & Sterling LLP Broadgate West 9 Appold Street London EC2A 2AP United Kingdom
William P. Rogers, Jr. Richard Hall Cravath, Swaine & Moore LLP CityPoint One Ropemaker Street London EC2Y 9HR United Kingdom
Gregory B. Astrachan Maurice M. Lefkort Willkie Farr & Gallagher LLP 1 Angel Court London EC2R 7HJ United Kingdom

Michael Bienenfeld Linklaters LLP One Silk Street London EC2Y 8HQ United Kingdom

ANNEX A

PROJECT ARRAN

KEY DUE DILIGENCE QUESTIONS

27 April 2007

1

Overview Due Diligence

1             Key Questions

Products

•                  Please provide details of the products offered by each Business Unit in each country

Financials

•                  Please provide current year performance and budgets / forecasts for 2007 by country, Business Unit, type / industry group, reconciled to 2006 reporting structure where appropriate

•                  Please provide access to external auditors

Costs

•                  Please provide details on the cross-charging methodology and allocation of costs and revenues between Business Units and between Business Units and “the centre”

•                  Please provide further detail on the composition of the cost base, including a split of staff costs (including salary, benefits and bonus elements), and direct and indirect costs

HR

•                  Current organisation charts and headcount

•                  Please provide details of the current pension fund deficit, including the funding position of all defined benefit schemes

Legal, Regulatory and Tax

•                  Please provide the terms of any major joint ventures and revenue sharing agreements (e.g. Rothschild, Mellon), plus information on any change of control issues

•                  Please explain Arran’s current effective tax rate, and explain historical and expected future developments

•                  What current outstanding regulatory issues are there? Please comment in particular on the US Cease and Desist penalties relating to violations of sanctions against Iran and Libya

•                  Please provide a breakdown of Arran’s balance sheet and RWA, including off-balance sheet assets, and discuss regulatory capital usage and capital allocation principles

Risk

•                  Please provide detailed analysis of loan / portfolio splits by geography and credit rating, including capital gains on ALM and other portfolios

IT and Ops

•                  Please provide information regarding the overall systems and operational infrastructure design, on a group and country level, including location of IT, operational staff, data centres, supporting infrastructure, connectivity and services (in particular outsourcing arrangements) plus the degree to which they are shared between Business Units / countries or are stand-alone

•                  Please provide an overview of actual property  values compared with book values

2

Arran / Rock Fire Sand

Key People for meetings	Draft V0.6

Workstream	Meeting with	Attendees
Principals	Ron Teerlink, Chief Operating Officer Huibert Boumeester, Board Member, Risk	Mark Fisher, Rock Kevin Brown, Rock Martin Allison, Rock Karel De Boeck, Fire (Exco) Alain Deschenes, Fire Brian O’Rourke, Fire Jose Luis de Mora, Sand
CFO	Hugh Scott-Barrett, Chief Financial Officer	Guy Whittaker, Rock Karel De Boeck, Fire (Exco) Jose Antonio Alvarez, Sand Monica Cueva, Sand Jose Luis de Mora, Sand
Wholesale

Wilco Jiskoot, Mgmt Board Member BU Global Clients
Piero Overmars, Mgmt Board Member, BU Global Markets
Joost Kuiper, Mgmt Board Member, BU North America
Gary Page, Head of Global Markets
Alexandra Cook-Schaapveld, Head of Global Clients
Jan Peter Schmittmann, Head of BU NL
Michiel de Jong, Head of BU Europe
Jeroen Drost, BU Asia

Symon Drake-Brockman, Rock
Chris Kyle, Rock
Brian Stevenson, Rock
Filip Dierckx, Fire (Exco)
Marcel Prins, Fire
Robert Klaasman, Fire
Geert Van der Heyden, Fire
Paul Lippevelt, Fire
Barbara Genicot, Fire
Juan Poswick, Fire
Carlos Rodriquez, Sand
Emilio de Eusebio, Sand

Transaction Banking

Ann Cairns, Head of Payments and Tade Ops
Edward Glassman, Head of Transactional Delivery
Daniel Cotti, Head of Global Products
Mike Hampson, Head of FIs
Ian Holden-Semple, Head of Client Services, Transaction Banking
Maarten Mol, Head of Transaction Banking, NL
Ann Bowden, Head of Transaction Banking, Europe
Peter Chow, Head of Transaction Banking, Asia
Willem van Alphen, Head of Global Cash Pooling, Transaction Banking

Martin Allison, Rock
John Bugieja, Rock
David Manson, Rock
Marc Aguilar, Fire
Juan Jose Kuntz, Sand
In London:
Richard Gossage, Rock
Catherine Adair-Faulkner, Rock
Tim Nash, Rock
Andy Wright, Rock
Walter Van Tendeloo, Fire
Roemer Paquay, Fire
Juan Poswick, Fire

1

BU NL	Jan Peter Schmittmann, Head of BU NL	Jos Clijsters, Fire (Exco) Michael Anseeuw, Fire Filip Dierckx, Fire (Exco) Paul Lippevelt, Fire Jos Baeten, Fire Juan Poswick, Fire Ivo Knottnerus, Fire

Jan Peter Schmittmann, Head of BU NL
Wietze Reehorn, Head of Commercial and Corporate Clients
Eric Rahusen, Global Clients
Maurice Oostendorp, Head of Group Finance
Rolf Smit, Finance NL
Michiel de Jong, Head of BU Europe
Maarten Mol, Head of Transaction Banking, NL
Joris Leenders, Managing Director Amstel Lease
Jan Berent Heukensfeldt-Jansen, CEO IFN Group

Filip Dierckx, Fire (Exco)
Camille Fohl, Fire
Robert Klaasman, Fire
Paul Lippevelt, Fire
Barbara Genicot, Fire
Aart de Jong, Fire
Erik van Luik,. Fire
Rudi Collin, Fire
De Vos Philippe, Fire
Dirk Driessens, Fire
Lieve Mostry, Fire
Juan Poswick, Fire

	Jan Peter Schmittmann, Head of BU NL	Jos Clijsters, Fire (Exco) Michael Anseeuw, Fire Ivo Knottnerus, Fire
	Maarten Mol, Head of Transaction Banking, NL	Frans van der Horst, Fire Marc Aguilar, Fire
	Wietze Reehorn Head of Commercial and Corporate Clients	Jos Clijsters, Fire (Exco) Michael Anseeuw, Fire Ludo Bovre, Fire
	Rolf Smit, Finance NL	Paul Klibanski, Fire Ben Coumans, Fire
	Michiel de Jong, Head of BU Europe	Michael Anseeuw, Fire Ben Coumans, Fire
	George Kabalt, Retail	Jos Clijsters, Fire (Exco) Michael Anseeuw, Fire Ivo Knottnerus, Fire
	Paul v d Meys, Florius	Frans Van der Horst, Fire Johan Vermeulen, Fire
	Hessel Dikkers, CIO Netherlands	Frans Van der Horst, Fire Dominique Fagnoul, Fire
	Jan Peter Schmittmann, Head of BU NL Tom Lommers, Delta Lloyd JV Constant Lambers, SVP Hessel Dikkers, CIO Netherland	Jos Baeten, Fire Jack Julicher, Fire Jord Van Den Berg, Fire Zavier Mordant, Fire
	Frans Woelders, Head of Operations, NL	Frans Van der Horst, Fire Lieve Mostry, Fire

2

Citizens	Linking in with various workstreams	Steve Taylor, Rock Kristen Mitchell, Rock
Retail

Jim Brown, Head of Consumer Banking, Asia
Jan Peter Schmittmann, Head of BU NL
George Kabalt, Retail
Wietze Reehorn Head of Commercial and Corporate Clients
Paul v d Meys, Florius
Maarten Mol, Head of Transaction Banking, NL

John Shelly, Rock (if in Asia) Ron Kalifa, Rock Johan Vermeulen, Fire Frans vd Horst, Fire Marc Aquilar, Fire Miguel Angel Rodriguez Sola, Sand Alejandro Guzman, Sand
Italy		Pim van den Heuvel, Fire Miguel Angel Rodriguez Sola Sand
Asset Management	Huibert Boumeester, Board Member, Risk Sarah Russell Julian Ide Pieter Croockewit CEO AM COO AM CIO AM Global Head of Sales (Also meeting with 2nd line management)	Richard Wohanka, Fire William De Vijlder, Fire Keith Rake, Fire Thomas Rostron, Fire Erik Rammeloo, Fire
Latin America		Jacobo Moreno, Sand Alesandro Guzman, Sand
Private Clients	Paul Scholten, Head of Private Clients Chris Vogelzang, BU Europe Ben Schuurman CIO/IT

George Matthews, Rock
Anny Jans, Fire
Michel Dauphin, Fire
Rob Hoekstra, Fire
Rob Cockx, Fire
Fiip Dierckx, Fire (Exco)
Fred Bos, Fire
Pim van der Heuvel, Fire
Judith Frerichs, Fire
Jos Hoekstra, Fire
Yves Stein, Fire
San Lie, Fire
Paul Lippevelt, Fire
Barbara Genicot, Fire
Juan Poswick, Fire
Fernando Perez-Hickman, Sand
Emilio de Eusebio, Sand

Technology

Rob De Haas, Global Head of IT
Geert Ensing, IT Innovation & Development
Craig Hollenbaugh, Infrastructure Services
Hessel Dikkers, CIO Netherlands
Ian Thomson, CIO Europe & Global Markets
Arend Vleming, Vendor Management
Lynn Miller, Chief Information Security Officer

John White, Rock
Stephen Norman, Rock
Derek Tucker, Rock
Eddie Webb, Rock
Ian Wilson, Rock
Stuart McIntyre, Rock
Mark Dann, Rock
Alain Deschenes, Fire
Jan Stoop, Fire
Dominique Fagnoule, Fire
Philippe Givron, Fire
Jose Ma Fuster, Sand
Juan Jose Kuntz, Sand
Fernando Diez, Sand

3

Operations

William Higgins, Global Head of Operations
Lars Gustavsson, Head of Services
Meera Sanyal, Head of Global Services, Asia
David Lowe, Head of Operations, Europe & Global Markets
Frans Woelders, Head of Operations, NL
Rob De Ridder, Head of Operations Transaction Banking
Robert Langenfeld, CIO TB
Marcelo Nobrega, Head of Ops, Latin America
Michael Geslak, Head of Global Services, Europe

Stephen Brannan, Rock Kevin Brown, Rock Peter Norris, Rock Thomas Lack, Rock Lieve Mostry Fire Kenneth Tricket, Fire Jose Ma Fuster, Sand Juan Jose Kuntz, Sand Jose Luis Bellosta, Sand
Property	Ray Carneiro, Group Head of Real Estate & FM Mark Rickson, Head of Projects & EMEA Stephen C Smith, Head of Facilities Management	Barry Varcoe, Rock Richard Smith, Rock Michel de Hemptinne, Fire Win Ledder, Fire Erik Remmeloo, Fire Martin Aubert, Sand Fernando Suarez, Sand
Purchasing	David Moon, Global Head of Procurement Guy Hubbell, Director of Procurement, AMLO	Andy Maclellan, Rock Stewart Hosford, Rock Martin Aubert, Sand Emiel Draye, Fire
GCA	Hugh Scott-Barrett, Chief Financial Officer Maurice Oostendorp, Head of Group Finance Petri Hofste, Head of Financial & Management Reports

Rajan Kapoor, Rock
Patrick Depovere, Fire
Carl Oosterloo, Fire
Henk Bosma, Fire
Sietska Kalse, Fire
Jose Tejon, Sand
Jesus Cepeda, Sand
Monica Cueva, Sand
Emilio de Eusebio, Sand
Manuel de Rabago, Sand

Finance	Professor HRMG Steeghs, Programme Manager, IS	Pam Kaur, Rock Nigel Carter, Rock Bernard Frenay, Fire Jose Antonio Soler, Sand Pablo Roig, Sand Emilio de Eusebio, Sand Monica Cuevo, Sand Manuel de Rabago, Sand
Treasury	Karl Guha, Head of Group ALM	Ian Tyler, Rock Ron Huggett, Rock Philippe Goosse, Fire Jose Antonio Soler, Sand
Tax	Hans van Horzen, Group Head of Tax Bas de Mik, Deputy Head of Tax	Graham Halstead, Rock Yves Verding, Fire Cesar Ortega, Sand Ana Nuevo, Sand Ken McFarlane, D&T UK Chris de Jong, D&T NL
Internal Audit	Peter Dietman, Head of Audit	Kevin Simons, Rock Sally Wharton, Rock Jean-Pierre Bostoen, Fire Marta Elorza, Sand Manuel de Rabago, Sand Jose Manuel del Cerro, Sand

4

Risk

Huibert Boumeester, Board Member, Risk
David Cole, Head of Group Risk
Carin Gorter, Head of Compliance
Els de Groot, Head of Portfolio Management
Jon Spillane, Head of Traded Risk
Jan Meines, Head of Credit Risk
Wemcat Sarma, Head of Consumer Credit Risk
Kevin Payne, Head of Operational Risk

Peter Nathanial, Rock
David Coleman, Rock
Stephen Sanders, Rock
Karel De Boeck, Fire (Exco)
Alex Overfeldt, Fire
Joep van Horssen, Fire
Brian O’Rourke, Fire
Javier Peralta, Sand
Jose Maria rodríguez Barahona, Sand
Francisco Barcelo, Sand
Jose Manuel del Cerro, Sand

HR	Pauline van der Meer Mohr, Group HR Director David Clifford, Head of CE Reward Wim Bosman, “Top Exec”, Group HR (suggest meeting with all 3 at once)	Neil Roden, Rock Tony Williams, Rock Wendela Currie, Rock Michel Deboeck, Fire Jan Truyens, Fire Jose Luis Gomez Alciturri, Sand Ana Bolado, Sand
Legal	Eva Simon Thomas, General Counsel (Amsterdam) John Collins, Deputy General Counsel (London) Willem Nagtglas Versteeg, Secretary to Supervisory Board (Amsterdam) Carin Gorter, ESVP Compliance & Legal	John Whitehead, Rock Hew Campbell, Rock Pablo Castilla, Sand Ruud van Outersterp, Fire One TBC, Linklaters
Basel II		Richard Wild, Rock Paul Lievens, Fire José Antonio Soler, Sand
Private Equity	Gerben Kuijper, Chairman Arran Capital Thijs van Pesch, Managing Partner, CFO Arran Capital	Thierry François, Fire Marc Moonens, Fire Juan Poswick, Fire Martin Aubert, Sand

5

Due Diligence

Questions Related to

Confidential Information Received

3 May 2007

1

Project ABN AMRO

Due Diligence — Questions Related to Confidential Information

Document 1.02S Assets Liab Margins — 14Apr2007

•                                       Please provide brief information on pricing policy and execution behaviour referred to, covering:

•                    Cost drivers for pricing (cost of capital, internal costs, internal transfer pricing),

•                    Risk reward pricing in lending

•                    Pricing delegation

•                    Risk weighted assets

•              In respect to Brazil, is hedging undertaken and if so which unit does so (Group Functions or Brazil BU)?

Document 1.22S Country listing of location and number of branches

•              Do BU PC’s offices exist in the UK 1, Turkey 1, China 2 and Japan 1?

Document 1.26S 070471 transaction info (final)

•                    Please define “Total Volumes”, “Commissions”, “NII”

•                    Does the Transaction Banking Volumes NL Commercial 2006 overview reflect the total picture for the Commercial NL client segment?

•                    Please provide a split in volumes of Cash Management & Payments, Trade, Credit Cards on the transaction banking volumes NL

•                    Please specify the volumes of cash management & payments into cash handling (incoming/outgoing), payments domestic, EDP, international/ cross border

•                    What revenue is booked in “Commissions”, what in NII? Where is valuation income booked?

•                    Please specify “overdrafts (100%), NL 50% only” at bottom of page

•                    Is debit and interest on “current account(s) 100%” included in this overview? If not, how/ where is it booked?

•                    What is the transfer price used in this overview for the calculation of current account interest? And for valuation?

•                    Transaction Banking — can we get more detail on the high-level processing volumes provided?

Document 1.29 1S CCS — for synergy discussions 070326

•                    Product/ Service offering/ usage:

•                    What are the key products sold per customer segment?

•                    What are the related revenues?

•                    What is the share of wallet and cross selling statistics?

•                    Cross selling: where is the income outside BU NL booked? Where the relevant risk-weighted assets are booked, i.e. how is the distribution/ costs booked per client?

•                    The document refers to “Transaction Banking Operations” in Chennai, India, for trading operations and Asset Management support services. Do these services also relate to

2

BU PC? Please provide an overview of which services for BU PC have been centralized in India

•                    The document refers to current ACES capabilities. Please provide an overview of these capabilities/ services per function and BU for which the activity has been centralized. In particular, what are the major operations activities outsourced in  ACES by the Italian and Brazil business?

•                    Please provide an overview of the costs (direct and indirect) of off shored activities?

Document 1.29 2S CCS — for synergy discussions 070326

•                    There is an indication of 4,000 FTE offshore staff (ACES), of which 2,000 FTE offshore staff in Chennai (India). Is it mainly for Transaction Banking?

•                    How and where are the costs of offshore staff booked?

•                    Please describe the technical infrastructure for payment handling in NL. How many different mainframes are currently being used?

•                    Is the domestic and cross border cash pooling system running on your mainframe/ separately?

Document 1.42S Headcount analysis per Country

•                    Please provide an overview of these FTE’s by function and per location

Document 1.43S 070416 Global Clients v 0.2

•                    Please specify the booking location and 2006 reporting structure in relation to these revenues

•                    Please provide a breakdown of the TB increase (Trade, CM)

•                    To what extent is the increase caused by interest change?

Document 1.61s  Detail on ABN AMRO GF expenses

•                    External consultancy: what is the dependency on the Mumbai ACES and external consultancy?

•                    €160m planned consultancy spend by Group Functions in 2007 is reported. On what? With whom?

Document 1.62S Costs per FTE / Redundancy cost per FTE NL

•                    Document references information shared with Barclays, as embedded docs 1.62, 1.63 &1.64, which have not been provided. Please provide these, particularly FTEs per Function within Head office

Document 1.81S Breakdown operating income FY2006 and FTE per Sub BU

•                    What regions do resp. EGM and CELA cover? What do the abbreviations mean? Please provide a split per country?

•                    A total of €1.316m operating revenues is reported, while the basis (without GM/GC revenues) is reported elsewhere as €1.331m. Please explain the difference

Document 1.82S Operating exp FY2006 and FTE FO

•                    This document provides operating expenses for limited number of countries in BU PC. Please provide detail of operating expenditure for all other countries too

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Document 1.83S Total MPS staff for PC

•                    FTE’s relate to people working within product management and marketing & sales management as well in the regions as in the HO. Please provide a breakdown per region for BU PC

Document 1.84S Penetration levels alt. instruments and structured products

•                    The table shows that only 0.38% of total AuM is invested in Alternative instruments. Does this refer to the PC Total AuM?

•                    How does AuM relate to the term AuA as referred to in e.g. Annual Report?

•                    What are the components of the Asset Class Alternative Instruments?

•                    Please provide a list of all lines invested in (single securities, funds etc.)

•                    To what extent e.g. hedge funds are all classified as alternative instruments?

•                    What are the different asset classes used by PC?

•                    Is the classification consistent in all countries?

•                    How does the investment process work in general?

•                    What are the main providers of e.g. research?

•                    What kind of SLAs exist with which internal/ external parties?

Document 1.85S Back office FTE PC France

•                    Do you expect integration costs in 2007 for France (OBC/Neuflize), Belgium (Corluy) and Vermogens Beheer groep? If yes, please provide any available breakdown

•                    Services & Functions FTE are mentioned under the header of back office. However, slide 31 of the document 5.02 070330 Management Plan for Blake discussion RG gives a definition on “Functions” as “Communications, Audit, Finance (incl. ALM), Risk Management, HR, Compliance and Legal, Investor Relations”. This does not look like back office related functions. Please clarify the concept of Services and Functions

Document 2.02 EC quarterly developments Q4 2006

•                    We note that in Q4 2006, there was an increase in the impact of CDSs and CDOs on the Economic Capital (11% reduction). To what extent do you use these instruments to manage you credit portfolio and what is your total Credit exposure to CDSs and CDOs?

•                    How do you use CDS and CDO instruments in your portfolio and what is the associated current CDS and CDO exposure?

Document 2.06 AA Basel II Roll Out Plan and Document 2.81 Book 8 Basel II Roll-out Plan v8.4

•                    What if any aspects of the ABN AMRO application to the DNB to use the advanced approaches under Basel 2 cause concern that the application will be rejected either partially or in full?

•                    Please provide details of any correspondence with your regulators that highlight areas of concern in respect of your Waiver application (ABN AMRO Basel 2 Roll-out Plan Version 8.6)

•                    Please provide details of any contingency plans should ABN AMRO fail to be granted a Waiver to operate the advanced approaches for credit risk in any of its Business Units and/or Geographies (ABN AMRO Basel 2 Roll-out Plan Version 8.7)

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Document 2.09 Group Risk Mngt — Overview April 2 2007 — Traded Market Risk

•                    Appendix B p.4:  what generated the very high level of banking book VaR (€76.7m) in Global Markets (disclosed as the maximum for 2006)?

•                    Appendix F Backtesting report p.20 lists a backtesting report for proprietary trading, nonstrategic. Are there other sources of proprietary trading revenue (e.g.: within the Global Equities Business). Looking by individual business line, what is the split between the P&L generated by warehousing market risk for client facilitation, and the P&L generated by the taking of proprietary risk?

•                    Appendix G Material Breaches within 2006 on ALCo and GRC key limits: what caused the 162% excess of the BU Global Markets €80m VaR limit on 21 June 2006?  Why does this high value for VaR not appear in the disclosures in the Report and Accounts?

•                    What are the fair value policies for model risk (bid-offer spread, first day profit, model risk)? What is the amount in value of these adjustments today?

•                    Does Trading Market Risk reported as Local books in the Market Risk documentation come from on or off shore books?, if so, off shore LatAm or Holland/US?

Document 2.11 ‘Standard Alco Report as of December 2006’

•                    Please provide details on what is included in the numerator and denominator in the liquidity ratios reported to GALCo

•                    For the Brazilian BU, please provide information on value of both trading portfolio and available for sale portfolio

•                    Please provide liquidity risk position reports and liquidity stress reports for representative dates over the last six months

Document 2.51 App 1 MCL Dec 2006

•                    What are the Pastei Rules (change from hard to soft direct debits)?

Document 2.72  Op Risk Scenario Report Risk

•                    P.7: Gross misstatements in annual report. How was this evaluated within a 100-year likelihood? Please provide any view of the potential causes

Document 2.73 ORM Report 2006 Q4

•                    We notice an increasing trend in the level of operating losses in the Group. What is your expectation for the trend moving forward and how are you monitoring the effects of any recent changes?

•                    €400m of operational losses in 2006 are reported - from process execution and change implementation. Please explain how the operational losses are identified and recorded. Who is responsible?

Document 3.07 Blake — draft DD report- 20 April 2007

•                    What are the major activities outsourced by the BU Netherlands in terms of IT, Operations etc.?

•                    Who are the counterparts?

•                    What is the annual cost involved?

•                    What are possible break-up penalties in case of breach of the relationship?

5

Document 3.25 Blake — response to queries Blake Legal — 18 04 2007

•                    Section 1 on Senior Level Contracts refers to providing the contracts. If this is not possible, please provide information related to the potential clauses triggered by this transaction and a figure representing the maximum sum payable in such an event

•                    The same document refers to Golden Parachutes and other forms of enhanced termination payments. Although you have indicated that these only refer to exceptional senior recruitment situations, we would like to understand these specific clauses and a figure representing the maximum sum payable under them

•                    Since acquiring the entity in Italy, how many redundancies have been carried out? Is there a redundancy plan currently underway? If so, please provide us with information regarding the same

Documents 3.45 & 3.47 Rules of Performance Share Plan Awards for Managing Board & SEVPs & Rules of Share Investment and Matching Plan, both 11-04-06

•                    Has vesting already taken place under the ‘relevant event’ clause relating to a ‘tender offer’ in respect of pre 23 March 2006 awards?

Document 3.51 LTIP 2007 4-18-07

•                    Can we have sight of the plan rules and change of control provisions?

Document 3.53 Questions & Answers - ABN Amro Deferral & Long Term Incentive Awards

•                    Has ABN AMRO incurred the impact of early vesting over and above that already accounted for and if so what is the impact?

Document 5.02 070330 Management Plan for Blake discussion RG-as sent to Blake

•                    What is the present structure and composition of the compliance function and to what extent is the planned 50% reduction in costs consistent with planned changes to compliance culture?

•                    The efficiency project underway in ABN AMRO aims to reduce Head Office FTE by 500. Please provide an update on this reduction so far

•                    It is mentioned that the segment BU Global Clients will be reported in the region P&L’s. Does it have an impact for BU Private Clients?

•                    P.11: “Leverage Global Platform” — which platform is it and who maintains it? (insourced/ outsourced) What are its main functions and what is the current status of the usage by PC country?

•                    P. 13 - How much of the 20% reduction of 2006 cost base is related to Finance?  Is this all direct costs?

•                    P.16 - How much of the 500 FTE reduction is related to Finance (both in Group Functions and GSS/ ACEs)?

•                    P.22: ID&GJ are taken out and transferred to Management Board. Do both represent €146m in operating revenues and 65 in expenses? How many FTE’s relate to this activity and in what countries were they located?

•                    P.22: “Restructuring of PC units with high ER (France, Switzerland and UK) well under way in 2007” - Which Operational activities are subject to these restructuring efforts and

6

                        how does it impact the operating model? Is this part of the effort to transfer back-office activities to the Regional BU’s?

•                    P.23: Please provide a description of main products/ services

•                    P.30: How much from the €900m cost reduction is linked to Finance activities (A/C payable, reporting, etc.)

•                    P.31: Please provide details of the Functions by headcount and cost and provide further details on headcount and cost reduction initiatives and targets

Document 5.03 070405 Calculation prefs

•                    Please provide the prospectus for the convertible preference shares and confirm that these would convert to ordinary shares on an offer

Document 5.04 AA Annual Report 2006 — sent 23-mar-07

•                    P.51: BU Asia’s client base includes commercial as well as consumer and private banking clients. Are those going to be transferred to BU Private clients? Orr is it a different group of clients?

•                    P.60: It is mentioned that 20% of the business of the BU Asset Management is discretionary portfolio’s managed for BU Private Clients. Is this 20 % also included in the 142bn AuA of BU PC?

•                    What is the main driver for the difference between the regulatory capital between LatAm BU and Banco Real?

•                    Please provide a breakdown of what is included in the €57bn ‘other securities’ in the AFS bond portfolio

•                    In business segment information, please explain in group functions the differences between assets minus liabilities in 2006 (68.183 - 73.646) vs. 2005 (83.349 - 80.203)?

•                    Please provide the balance sheet by business unit in 2006 and 2005

•                    Please provided details on credit portfolio in group functions

Document 5.09 Presentation Arnold_03042007_final-as sent to Blake

•                    What is the scope, terms and conditions and resulting impact on the risk profile of the sharing agreement with PGGM?

•                    P.17: Euro Savings - Please advise which areas delivered €300m savings. What does “committed” mean?

•                    P.40 -Service Concept - What progress have you made with the services concept?

•                    P.61: Finance Reporting Structure - Please advise on the reporting structure in Finance: does the dual reporting line structure prevail over the whole Group?

•                    P.37 shows some general statistics regarding AuM etc. of BU Asset Management. One of the figures presented is the number of Private Banking Clients, of which they claim to have 5000 in their books. What percentage of these clients are AA PC clients, what amount does AAAM manage for them and how is this amount presented in the PC AuA figures?

•                    P.40: BU Services - does this BU service PC? Please provide more information on the nature and status of the global programs that are mentioned? Which operational services have been off shored?

7

Document 5.10 Long form report of Ernst & Young to the audit committee dated 14 March 2007

•                    2.1.1.1 Overview of key elements of the 2006 ABN AMRO SOX 404 project - “The number of financial reporting controls ultimately considered key by ABN AMRO was approximately 5,000” - How do these 5,000 controls break down across ABN AMRO? Are there any issues with hand-offs?

•                    2.1.1.3 Preliminary conclusion on SOX 404 — “We agree with ABN AMRO’s Group SOXA office that a significant deficiency exists at December 31, 2006: UK Financial Statement Close Process, refer to 2.4.1.” What is the current status of this issue? What is the current status of the remedial action plan?

•                    2.1.1.4 Outlook 2007 “ABN AMRO has expressed the ambition to further reduce the number of controls over financial reporting in scope.” How many controls are now documented and tested?

•                    2.1.2 Hedge accounting under IAS 39 — “We recommend continuing the initiatives of Group Finance to ensure that controls over the overall hedge accounting process are fully embedded in the day-to-day activities of the parties involved and to ensure global consistency in the application of hedge accounting”. What is the current status of this issue?  What is the current status of the remedial action plan?

•                    2.1.5 Intercompany Transactions — “The primary issues in intercompany relate to misclassifications in the balance sheet (between intercompany and external transactions), timing differences (different reporting lines within the balance sheet) and valuation differences (different accounting classifications, some currency conversions).” What is the current status of this issue?” What is the current status of the remedial action plan?

•                    2.1.6.3 Mortgages — “The project Monoline aims to merge all mortgage activities in the Netherlands into one legal entity called ABN AMRO Hypothekengroep (AAHG)”. What is the current status of this project?

•                    2.1.7 Segment reporting and internal settlements — “ABN AMRO has several Cost Sharing Agreements (CSA) for the allocation of global and regional costs. The bank is currently in the process of finalising new CSA’s which align to the new BU structure that has been in place as from January 1, 2006. Management expects the CSA’s to be completed mid March 2007.” What is the current status of this issue? What is the current status of the remedial action plan?

•                    2.2.1 Financial Statement Close Process - “Because of the complex and legacy IT system structure ABN AMRO operates in the Netherlands, the financial closing process requires a significant amount of manual involvement and control to ensure reliable financial reporting. Over the past years, the finance department of BU Netherlands has been further strengthened and the manual procedures for journal entries and system reconciliation have become more robust.” What is the current status of this issue?  What is the current status of the remedial action plan?

•                    Section 2.2.2 Structured Transactions - “In Dec 2006 a relatively large number of nine deals have been closed.” Were these tax-structured transactions, and did they have a significant effect on the tax rate?

•                    2.3.4 BAPV internal controls — “The main areas for improvement relate to the FSCP and the lending processes. BAPV’s FSCP was designed for producing final results within the BAPV statutory deadlines. BAPV made changes to the process to report within the

8

                        much tighter ABN AMRO Group deadlines. BAPV management had to prioritise the balance sheet and profit and loss reporting. Less effort could be spent on the process to timely deliver financial statement disclosure information (through the CBS schedules) and have that information reviewed by management before submission. Management is aware of this issue and intends to further improve this process in 2007.” What is the current status of this issue? What is the current status of the remedial action plan?

•                    2.4.1 UK Control remediation — “Weaknesses exist in the internal controls over the financial reporting process in the UK related primarily to reconciling front office to back office systems, the absence of financial (sub) ledgers and their integration with a general ledger, the manually intensive nature of reporting procedures, and an aggressive reporting timetable […] Although substantial progress has been made, there are a number of important individual controls which are immature and not yet fully effective, in particular Account Ownership, balance sheet reviews and intercompany reconciliations. We are awaiting management’s final assessment regarding the implication of these issues for SOX 404.” Per exhibit 5.1.6 dated 8th March 07 (p. 5 of 30). “No significant shift in heat map measurement - € 30m provision remains.”  What is the current status of this issue?  What is the current status of the remedial action plan? What is the current position regarding the provisions that were made?

•                    Section 2.5.1 Talman settlement (US$146m).  Was this tax-free?

•                    Section 2.6.2 Legal reserves - “ABN Amro has approximately 100 thousand claims from former employees, customers and tax authorities.”  Is the reserve of €890m adequate, and how/why do the tax claims arise?

•                    2.7.1 Korean Exchange Bank (‘KEB’) - What is the current status of this issue?

•                    Section 2.8.1.3 Transfer pricing tax exposures. There are a number of references to problems regarding “incomplete” recharges from the UK, over the period 2001 to 2006.  Are any of these items in dispute with the UK tax authorities, or the authorities in the countries that are being recharged?  What is the current status of the remedial action plan?

•                    2.8.7 US GAAP reconciliation process - Twice a year, ABN AMRO prepares an US GAAP reconciliation. For the preparation of this reconciliation, ABN AMRO does not apply a dual reporting structure but gathers its US GAAP financial information through supplementary processes that are historically run at the level of Group Finance.  Historically, we observed a number of omissions and inconsistencies in the submitted information. This was largely attributable to insufficient review at both local and head office level. Also, documentation of the impact of US GAAP in accounting for large transactions, accounting developments as well as analysis of differences between IFRS and US GAAP needs to be improved. ABN AMRO acknowledges these shortcomings and has identified further actions for improvement. Examples are US GAAP training sessions, a more detailed and timely planning of the preparation of the reconciliation and a further enhancing of the transparency in the information requests while embedding US GAAP to allow better accountability at the local finance departments’ level.” What is the current status of this issue? What is the current status of the remedial action plan?

•                    6 Summary of Unrecorded Audit Differences as of December 31, 2006 — “During the course of our audit, we accumulate differences between amounts recorded by the

9

                        Company and amounts that we believe are required to be recorded under generally accepted accounting principles.” How did these misstatements arise?

•                    7 Summary of fees. Large tax fees have been borne, especially from KPMG, in both 2005 and 2006. Were these in relation to compliance work, or for consultancy and planning?

Document 5.11 Rights at 28 March 2007

•                    Does this represent all the options outstanding at 30 March 2007 (i.e. is it comparable to the 53.3m figure disclosed in the annual report)? Please also confirm the latest number basic shares outstanding post buybacks and excluding treasury shares

Document 5.14  and 5.24 — Beige Book Dec 06 — March 2007

•                    What scope changes did take place between end 2005 and end 2006 to explain the drop in FTE’s from 4.093 to 3.365?

•                    End of 2006 FTE is 3.365, while in March report an end of 2006 number of 3.312 is mentioned. Is this linked to ID&GJ and the transfer of activities towards BU Asset Management in France?

•                    Overhead structure of rebilling: ABN AMRO BU NL charges €3bn to other units. How does this affect CB Global?

•                    Organisation

•                    Where are cross-border activities of BUNL CB clients booked?

•                    Where are Leasing, Factoring, Trade Finance, Cash Management activities of CB NL clients booked?

•                    Please provide a detailed break down of the €40m impairments

•                    Does the (high) release of restructuring costs imply that no costs are expected for 2007 related to restructuring?

•                    Please provide details on the ‘exceptional’ revenues and costs of 2006, as well as the revenues and costs that only impacted 2006 partially (divestments & acquisitions).

•                    As of 2006 Back office activities where transferred to Regional BU’s. Global Cost charged to PC increased. What where the main reasons for this increase? What is the scope of these activities? What SLA’s do exist between the Regional BU’s and PC for these internal services? Is this a global concept or are there exceptions?

•                    P.29: Operating expenses increased due to (amongst others) “Higher Harvest and Symphony related costs”. Are these projects names and do they relate in any sense to operational or technical programs? If so, please provide further details on scope, impact, status and reasons for cost increase

•                    What evidence is there that the “Values in Action” and ‘‘Compliance Risk Assessment’’ programs have addressed the issues which underlie the occurrence of past regulatory issues?

•                    What is your assessment of the causes of control weaknesses identified and reported in the Audit Reports and SOX letter and what changes would you expect to witness in the control environment as a result of this?

•                    What is the Consolidated Private Equity total of 30,794?  The Dec. 06 Accounts (p.123) quote this total and explains “This is the impact per line item of the private equity investments which are required to be consolidated under IFRS”.  Can we get confirmation that only 93 of these FTEs are ABN AMRO employees?

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Document 5.15 - GF Memo on update of SOXA

•                    P.2: Remaining SOXA issue regarding lack of time, staff capacity and data quality - what is the current status of the remedial action plan?

Document 5.21 E&Y Long Form

•                    Internal settlements are quoted as €13.7bn for year 2006. These are seen as complex to reconcile and result in differences (both financial and timing). How these internal expenses are gathered and what is the basis for their recharge?

•                    Cost Sharing arrangements exist for transfer of costs between BU’s. New CSA’s are being developed with effect from March 2007.  What will be the basis of recharging under these new CSA’s and how are the expenses calculated?

•                    2.4.1 BU Europe Control differences between front and back offices in UK, manual reporting and aggressive timetable. How are accounting entries managed and by whom?

Document 5.23 Customer information

•                    The document refers to 95 clients in Portugal, while nowhere else Portugal is mentioned as a country with BU Private Client activities. Is this correct?

•                    What are the definitions for private clients in different countries and for top private clients?

•                    How is a customer defined?

Document 6.03 Treasury Request For Information

•                    Is this a complete list of RWA mitigant securitisations?

•                    P.6: Securitisation - who undertakes Securitisation post close operations: reporting, cash management, reconciliation and analytical review?

Document 5.16 GF Memo SOXA deficiency update dated 8 March 2007

Document 7.02 2006 Top Letter Final 2 March 2007

Document 7.01 2006 Mngt Letter Final 2 March 2007

•                    We notice from Audit Reports (7.02 p12 4.14 & 7.01 p76) and SOX letter (5.1.6) that there are a number of control weaknesses identified. What is your assessment of the cause of these issues and how would you expect to witness any changes in the control environment?

Document 7.01 2006 Management Letter Final 2 March 2007

•                    Based on Audit Report referenced in aforementioned document, please provide details on findings/ actions with regard to current status and budget for all outstanding Technology Issues

•                    Control issues confirmed as significant, particularly payment security and pre-employment screening. What is the framework for implementing “Are You In Control” type of monitoring?

•                    BUs struggling with inter-company transfer charging reconciliations. What are the corresponding figures for all countries, how many people are working on this? Is there any real exposure here or is it all genuinely internal money?

•                    P. 18/83

11

•                    Item 4a - Unsubstantiated balance BU Europe UK.  Exposure €46.5m. What is the current view of exposure?

•                    Item 5. Segment Reporting Revenue & Cost Allocation.  Exposure €71m -what is the current view of exposure?

•                    Potential Issues - Transfer pricing not robust; Internal settlements unpredictable; Segmental Reporting processes unclear; Bonus procedures complex and improperly accrued. What is current status with each of these?

•                    P.20: s4.3 Progress on issues - please advise progress on issues, specifically transfer pricing, internal settlements, segmental reporting and bonus procedures?

•                    P.42: Remediation of Finance controls in the UK - to what extent has the remediation of Finance controls in the UK been fixed?  Are there ongoing issues?

•                    P.53 - Remediation of Accounts payable in BU North America. To what extent has the remediation of Accounts payable in BU North America been fixed?  Are there ongoing issues?

•                    P.59: Remediation of Sox testing - to what extent has the remediation of Sox testing been fixed?  Are there ongoing issues?

Document 7.03 GAM v14 — Audit

•                    P.11: Engagement model with Group Finance Audit - what is the Audit’s view of the coverage by product, process and geography? Has there any been any recent audit activity in ACES Mumbai?

12

ANNEX B

[RBS letterhead]

Mark Webb, Legal Branch Chief

Gregory Dundas, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

BY COURIER AND BY FACSIMILE

August 23, 2007

Re:                               RBS Registration Statement on Form F-4 (File No. 333-100661) and Registration Statement on Form F-3 (File No. 333-123972)

Dear Mr. Webb and Mr. Dundas:

As Group Chief Accountant of The Royal Bank of Scotland Group plc, a company organized under the laws of the United Kingdom (“RBS”), I am writing on behalf of RBS, with respect to RBS’s Registration Statement on Form F-4, File No. 333-100661 filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 20, 2007, as amended on July 23, 2007 and August 3, 2007 (together with any further amendments, the “Registration Statement”). The Registration Statement relates to the offer (the “offer”) by RFS Holdings B.V., a company formed and owned by RBS, Fortis N.V. and Fortis SA/NV, and Banco Santander, S.A. (collectively, the “Banks”) to acquire all of the outstanding ordinary shares of ABN AMRO Holding N.V. (“ABN AMRO”), including ordinary shares represented by American depositary shares. In addition, I am writing on behalf of RBS with respect to RBS’s Registration Statement on Form F-3, File No. 333-123972, filed with the Commission on April 8, 2005 and one or more prospectus supplements thereto to be filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”) relating to one or more securities offerings, the proceeds of which will be used towards the funding of the offer (together with such prospectus supplements, the “F-3 Registration Statement”).

As provided by Rule 437 under the Securities Act, we are hereby respectfully requesting that the Commission waive the requirement of Section 7 under the Securities Act requiring the written consent of ABN AMRO’s public accountants, Ernst & Young Accountants (“E&Y”), with respect to the inclusion of E&Y’s audit report relating to the financial statements of ABN AMRO in its Annual Report on Form 20-F for the year ended December 31, 2006 (“ABN AMRO’s financial statements) in the Registration Statement and the F-3 Registration Statement.

By letter dated June 26, 2007, we requested that ABN AMRO cooperate in our efforts to include ABN AMRO’s financial statements in the RBS registration statement. We also requested that ABN AMRO cooperate by permitting and directing E&Y to provide information and to consent in writing to the inclusion in the Registration Statement of E&Y’s audit report relating to ABN AMRO’s financial statements. Also by letter dated June 26, 2007, we made the corresponding request to E&Y. Copies of these letters are attached hereto as Annex I.

By letter dated July 3, 2007, ABN AMRO responded in writing to our letter of June 26, 2007 and refused to comply with our request. A copy of this letter is attached hereto as Annex II.

By letter dated July 4, 2007, E&Y responded in writing to our letter of June 26, 2007 and refused to comply with our request. A copy of this letter is attached hereto as Annex III.

We also sent follow up letters on July 16, 2007 to both ABN AMRO and E&Y, making the same request as in our letters of June 26, 2007. Copies of these letters are attached hereto as Annex IV.

By letter dated July 27, 2007, ABN AMRO responded in writing to our letter of July 16, 2007 and again refused to comply with our request. A copy of this letter is attached hereto as Annex V.

We sent another follow up letter on August 3, 2007 to E&Y. A copy of this letter is attached hereto as Annex VI.

By letter dated August 8, 2007 (which was received by RBS on August 23, 2007), E&Y responded in writing to our letter of August 3, 2007 and refused to comply with our request. A copy of this letter is attached hereto as Annex VII.

We sent follow up letters again on August 16, 2007 to both ABN AMRO and E&Y, making the same request as in our earlier letters. Copies of these letters are attached hereto as Annex VIII.

Over the course of July and August 2007, ABN AMRO representatives have contacted me about the possibility of ABN AMRO’s cooperation, but they would not confirm their cooperation in writing and they did not agree to direct E&Y to provide its consent.

By letter dated August 23, 2007, ABN AMRO responded in writing to our letter of August 16, 2007 and refused to comply with our request. A copy of this letter is attached hereto as Annex IX.

Since the end of June 2007, we have attempted numerous times to obtain but have not received the required consent from E&Y. Consequently, we believe that obtaining such consent is impracticable or involves undue hardship on RBS. For the same reasons, we believe that obtaining the required consent from E&Y in connection with the F-3 Registration Statement is also impracticable or involves undue hardship on RBS. As required by Rule 437, we support this assertion by affidavit, attached hereto as Annex X.

We therefore respectfully request the Commission to grant our application to dispense with the requirement of Section 7 under the Securities Act requiring the written consent E&Y with respect to its audit report regarding the ABN AMRO financial statements to be included as an exhibit to the Registration Statement and the F-3 Registration Statement.

If you need further information or wish to discuss these matters further, please do not hesitate to contact the undersigned at +44 131 626 3768 or Lawrence Vranka, Jr. of Linklaters LLP at 212 903 9000.

Yours sincerely,

/s/ Rajan Kapoor

Rajan Kapoor

Group Chief Accountant

The Royal Bank of Scotland Group plc

cc:	Lawrence Vranka, Jr. Linklaters LLP 1345 Avenue of the Americas New York, NY 10105

Thomas B. Shropshire, Jr. Michael Bienenfeld Juthymas Harntha Linklaters LLP One Silk Street London EC2Y 8HQ United Kingdom

George Karafotias Apostolos Gkoutzinis Shearman & Sterling LLP Broadgate West 9 Appold Street London EC2A 2AP United Kingdom

Annex I

Rajan Kapoor	[GRAPHIC]
Group Chief Accountant

Group Finance

PO Box 12264 1 Princes Street London EC2R 8PB

Huibert Boumeester	Telephone:	020 7714 5740
Chief Financial Officer	Facsimile:	020 7714 5822
ABN AMRO Holding N.V.	Website:	www.rbs.co.uk
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

BY COURIER

26 June 2007

Re:                  Fortis/RBS/Santander’s Offer for ABN AMRO
ABN AMRO’s Financial Statements and Audit Report

Dear Mr. Boumeester:

As you are aware, Fortis N.V. and Fortis SA/NV, The Royal Bank of Scotland Group plc (“RBS”) and Banco Santander Central Hispano, S.A. have announced a proposed offer (the “proposed offer”) to acquire all of the outstanding ordinary shares of ABN AMRO Holding N.V. (“ABN AMRO”), including ordinary shares represented by American depositary shares. In connection with the proposed offer, RBS is filing a registration statement (the “RBS registration statement”) on Form F-4 under the U.S. Securities Act of 1933 (the “Securities Act”) to register its ordinary shares, which will comprise a portion of the consideration provided in the proposed offer.

We are writing to request ABN AMRO’s consent and cooperation for the filing or incorporation by reference of ABN AMRO’s financial statements from its most recent annual report on Form 20-F, for the year ended 31 December 2006 (“ABN AMRO’s financial statements”) in the RBS registration statement. Pursuant to Form F-4, RBS is required to include ABN AMRO’s financial statements or to incorporate them by reference in the RBS registration statement. The RBS registration statement must also provide pro forma financial statements, giving effect to the acquisition that will rely on ABN AMRO’s financial statements.

We also respectfully request that ABN AMRO permit and instruct ABN AMRO’s auditor, Ernst & Young Accountants (“E&Y”), to give its written consent to the inclusion or incorporation by reference of E&Y’s audit report with respect to ABN AMRO’s financial statements in the RBS registration statement. RBS is required to obtain E&Y’s consent to the inclusion or incorporation by reference of such audit report in the RBS registration statement pursuant to Rule 436 of Regulation C under the Securities Act. I enclose for your information a copy of a letter to C B Boogaart of E&Y requesting such consent.

I should be grateful if you could provide a written response to this letter confirming ABN AMRO’s consent to the filing or incorporation by reference of ABN AMRO’s financial statements in the RBS registration statement and informing us that ABN AMRO permits and has instructed or will instruct E&Y to give its written consent to the inclusion or incorporation by reference of its audit report with respect to ABN AMRO’s financial statements in the RBS registration statement.

The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 35 St Andrew Square, Edinburgh EH2 2YB

Agency agreements exist between members of The Royal Bank of Scotland Group

Please respond in writing confirming ABN AMRO’s consent and cooperation by the end of the business day on 3 July 2007, or please contact us before then to discuss our request. We also request that you or another authorised representative of ABN AMRO date and countersign this letter to acknowledge its receipt.

If you have any questions regarding this request, please feel free to contact our outside legal counsel, Tom Shropshire, at Linklaters LLP, at +44 20 7456 3223.

Yours sincerely

/s/ R Kapoor
R Kapoor Group Chief Accountant

We hereby acknowledge receipt of this letter on behalf of ABN AMRO Holding N.V. on this        day of June 2007.

By:
Name:
Title:

Rajan Kapoor	[GRAPHIC]
Group Chief Accountant

Group Finance

PO Box 12264 1 Princes Street London EC2R 8PB

C B Boogaart	Telephone:	020 7714 5740
Ernst & Young Accountants	Facsimile:	020 7714 5822
Boompjes 258	Website:	www.rbs.co.uk
3011 XZ Rotterdam
The Netherlands

BY COURIER
26 June 2007

Re:	Fortis/RBS/Santander’s Offer for ABN AMRO
Audit Report for ABN AMRO’s Financial Statements

Dear Sir

As you are aware, Fortis N.V. and Fortis SA/NV, The Royal Bank of Scotland Group plc (“RBS”) and Banco Santander Central Hispano, S.A. have announced a proposed offer (the “proposed offer”) to acquire all of the outstanding ordinary shares of ABN AMRO Holding N.V. (“ABN AMRO”), including ordinary shares represented by American depositary shares. In connection with the proposed offer, RBS is filing a registration statement (the “RBS registration statement”) on Form F-4 under the U.S. Securities Act of 1933 (the “Securities Act”) to register its ordinary shares, which will comprise a portion of the consideration provided in the proposed offer.

We are writing to request the written consent of Ernst & Young Accountants (“E&Y”) to the inclusion or incorporation by reference of E&Y’s audit report with respect to ABN AMRO’s financial statements from its most recent annual report on Form 20-F, for the year ended 31 December 2006 (“ABN AMRO’s financial statements”) in the RBS registration statement. Pursuant to Form F-4, RBS is required to include ABN AMRO’s financial statements or to incorporate them by reference in the RBS registration statement. RBS is required to obtain E&Y’s consent to the inclusion or incorporation by reference of its audit report with respect to ABN AMRO’s financial statements in the RBS registration statement pursuant to Rule 436 of Regulation C under the Securities Act.

Please let us have your written consent to the inclusion or incorporation by reference of E&Y’s audit report with respect to ABN AMRO’s financial statements in the RBS registration statement.

The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

Agency agreements exist between members of The Royal Bank of Scotland Group

Please respond in writing confirming E&Y’s consent by the end of the business day on 3 July 2007, or please contact us before then to discuss our request. We also request that you or another authorised representative of E&Y date and countersign this letter to acknowledge its receipt.

If you have any questions regarding this request, please feel free to contact our outside legal counsel, Tom Shropshire, at Linklaters LLP, at +44 20 7456 3223.

Yours faithfully

/s/ Rajan Kapoor
Rajan Kapoor Group Chief Accountant

We hereby acknowledge receipt of this letter on behalf of Ernst & Young Accountants on this 27 day of [June] 2007.

By:	/s/ M. A. Van Loo
Name:	M. A. VAN LOO
Title:	PARTNER

Cc Mr H Boumeester, Chief Financial Officer, ABN AMRO Holding N.V.

Annex II

[GRAPHIC]	M.B.G.M. Oostendorp Senior Executive Vice President

Amsterdam Gustav Mahlerlaan 10

Mailing address P.O Box 283 1000 EA Amsterdam The Netherlands Telephone 3120 629 2675

The Royal Bank of Scotland Group
Group Finance
PO Box 12264
1 Princess Street
London EC2R 8PB
United kingdom

For the attention of Mr. Rajan Kapoor, Group Chief Accountant

Amsterdam, 3 July 2007

Dear Mr. Kapoor,

This is to inform you, in response to your letter to Mr. Huibert Boumeester, CFO, dated June 26, 2007, that ABN AMRO is not able, at this time, to consent to the incorporation by reference of the Form 20-F into the RBS draft Form F-4 nor are we currently in a position to instruct our external auditors to consent to the incorporation by reference of their audit report.

Yours sincerely,

cc: Huibert Boumeester, ABNAMRO Thomas Shropshire, Linklaters Margaret E. Tahyar, Davis Polk & Wardwell

ABN AMRO Bank N.V., Established at Amsterdam Register of Commerce Amsterdam no. 33001587 VAT no. NL 00 30 27 144 B01

Annex III

[GRAPHIC]	Ernst & Young Accountants	Drentestreet 20 1083 HK, Amsterdam P. O. Box 7883 1008 AB Amsterdam The Netherlands Telephone 31-20-549-72-22 Fax 31-20-646-25-53 www.ey.nl

The Royal Bank of Scotland Group plc
Attn. Mr. Kapoor
P.O. Box 12264
1 Princess Street
London EC2R 8PB
ENGLAND

July 4, 2007	070705-JN/ps

Dear Mr Kapoor,

We refer to your letter dated 26 June 2007 requesting a consent from Ernst & Young related to the Registration Statement on Form F-4 to be filed by The Royal Bank of Scotland Group plc for the incorporation by reference to Ernst & Young’s audit report with respect to ABN AMRO’s consolidated financial statements included in their Form 20-F for the year ended 31 December 2006.

We would like to advise you that we cannot meet your request to consent to the incorporation by reference of our audit report as management of ABN AMRO has informed us that they are currently unable to facilitate the necessary procedures we need to perform in advance of providing our consent.

Very truly yours, for Ernst & Young Accountants

/s/ J. J. Nooitgedagt
J. J. Nooitgedagt

We hereby acknowledge receipt of this letter on behalf of The Royal Bank of Scotland Group plc on this day of 12 July 2007.

By:	/s/ Rajan Kapoor
Name:	RAJAN KAPOOR
Title:	GROUP CHIEF ACCOUNTANT.

Copy:  Mr H. Boumeester, Chief Financial Officer of ABN AMRO Holding N.V.

[Illegible]

Annex IV

Rajan Kapoor	[GRAPHIC]
Group Chief Accountant

Group Finance

PO Box 12264 1 Princes Street London EC2R 8PB

Huibert Boumeester	Telephone:	020 7714 5740
Chief Financial Officer	Facsimile:	020 7714 5822
ABN AMRO Holding N.V.	Website:	www.rbs.co.uk
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

BY COURIER

16 July 2007

Re:                  Fortis/RBS/Santander’s Offer for ABN AMRO
ABN AMRO’s Financial Statements and Audit Report

Dear Mr. Boumeester:

I refer to my letter of 26 June 2007 and to my subsequent telephone conversations with Mr M Oostendorp. As you will understand, we are writing to follow up on our previous request to you and your independent public accountants Ernst & Young Accountants (“E&Y”), in connection with the proposed offer (the “proposed offer”) by Fortis N.V. and Fortis SA/NV. The Royal Bank of Scotland Group plc (“RBS”) and Banco Santander Central Hispano, S.A. (collectively, the “Banks”) to acquire all of the outstanding ordinary shares of ABN AMRO Holding N.V. (“ABN AMRO”), including ordinary shares represented by American depositary shares. As you are probably aware, the Banks are still proceeding with their proposed offer for ABN AMRO.

We have received your written refusal of our request, dated 3 July 2007, but we would ask you to reconsider that decision in light of our stated intention to prepare and file a registration statement on Form F-4 under the U.S. Securities Act of 1933 in order to register our ordinary shares, which will comprise a portion of the consideration provided in the proposed offer.

We acknowledge your position in relation to this request; however, the US Securities and Exchange Commission rules and regulations require that we attempt to obtain your assistance in these matters, particularly with respect to obtaining the requisite consent of E&Y to allow us to include or incorporate by reference E&Y’s audit report in our registration statement.

We kindly request that you respond in writing confirming ABM AMRO’s cooperation by the end of the business day on 20 July 2007, or please contact us before then to discuss our request. We also request that you or another authorised representative of ABN AMRO date and countersign this letter to acknowledge its receipt.

The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office 36 St. Andrew Square, Edinburgh EH2 2YB

Agency agreements exits between members of The Royal Bank of Scotland Group

If you have any questions regarding this request, please feel free to contact our outside legal counsel, Tom Shropshire, at Linklaters LLP, at +44 20 7456 3223.

Yours sincerely

/s/ R Kapoor
R Kapoor Group Chief Accountant

We hereby acknowledge receipt of this letter on behalf of ABN AMRO Holding N.V. on this          day of July 2007.

By:
Name:
Title:

Rajan Kapoor	[GRAPHIC]
Group Chief Accountant

Group Finance

PO Box 12264 1 Princes Street London EC2R 8PB

C B Boogaart	Telephone:	020 7714 5740
Ernst & Young Accountants	Facsimile:	020 7714 5822
Boompjes 258	Website:	www.rbs.co.uk
3011 XZ Rotterdam
The Netherlands

BY COURIER

16 July 2007

Re:                  Fortis/RBS/Santander’s Offer for ABN AMRO
Audit Report for ABN AMRO’s Financial Statements

Dear Sir

I refer to my letter dated 26 June 2007 to Ernst & Young Accountants (“E&Y”), in connection with the proposed offer (the “proposed offer”) by Fortis N.V. and Fortis SA/NV, The Royal Bank of Scotland Group plc (“RBS”) and Banco Santander Central Hispano, S.A. (collectively, the “Banks”) to acquire all of the outstanding ordinary shares of ABN AMRO Holding N.V. (“ABN AMRO”), including ordinary shares represented by American depositary shares. As you may be aware, the Banks are still proceeding with their proposed offer for ABN AMRO.

We have received your written refusal of our request, dated 4 July 2007, but we would ask you to reconsider that decision in light of our stated intention to prepare and file a registration statement on Form F-4 under the U.S. Securities Act of 1933 in order to register our ordinary shares, which will comprise a portion of the consideration provided in the proposed offer.

We acknowledge your position in relation to this request; however, the US Securities and Exchange Commission rules and regulations require that we attempt to obtain your consent to include or incorporate by reference E&Y’s audit report in our registration statement.

We kindly request that you respond in writing confirming E&Y’s consent by the end of the business day on 20 July 2007, or please contact us before then to discuss our request. We also request that you or another authorised representative of E&Y date and countersign this letter to acknowledge its receipt.

The Royal Bank of Scotland Group plc. Registered in Scotland No 45551 Registered Office: 36 St. Andrew Square, Edinburgh EH2 2YB

Agency agreements exist between members of The Royal Bank of Scotland Group

If you have any questions regarding this request, please feel free to contact our outside legal counsel, Tom Shropshire, at Linklaters LLP, at +44 20 7456 3223.

Yours faithfully

/s/ R Kapoor
R Kapoor Group Chief Accountant

We hereby acknowledge receipt of this letter on behalf of Ernst & Young Accountants on this          day of July 2007.

By:
Name:
Title:

Cc Mr H Boumeester, Chief Financial Officer, ABN AMRO Holding N.V.

Annex V

[GRAPHIC]

The Royal Bank of Scotland Group
Group Finance
PO Box 12264
1 Princess Street
London EC2R 8PB
United Kingdom

For the attention of Mr. Rajan Kapoor, Group Chief Accountant

Amsterdam, 27 July 2007

Dear Mr. Kapoor,

I refer to our telephone conversation of today.

Enclosed you find the signed acknowledgement of the receipt of your letter of 16 July 2007. Given the timing of the request and the date of filing of the registration statement on Form F-4, ABN AMRO has not been able to cooperate despite it’s in principle willingness to do so.

We have noted the incorporation of a copy of ABN AMRO’s financial statements for the year ended 31 December 2006 as well as E&Y’s audit report.

Yours sincerely,

cc:
Huibert G. Boumeester, ABN AMRO
Jan J. Nooitgedagt, Ernst & Young
Margaret E. Tahyar, Davis Polk & Wardwell

Encl.: Letter RBS 16 July 2007

Annex VI

Rajan Kapoor	[GRAPHIC]
Group Chief Accountant

C B Boogaart	Group Finance PO Box 12264 1 Princes Street London EC2R 8BP Telephone: 020 7714 5740
Ernst & Young Accountants	Facsimile: 020 7714 5822
Boompjes 258	www.rbs.com
3011 XZ Rotterdam The Netherlands

BY COURIER

3 August 2007

Re:	Fortis/RBS/Santander’s Offer for ABN AMRO
Audit Report for ABN AMRO’s Financial Statements

Dear Sir

I refer to my letters dated 26 June 2007 and 16 July 2007 to Ernst & Young Accountants (“E&Y”), in connection with the offer (the “offer”) by Fortis N.V. and Fortis SA/NV, The Royal Bank of Scotland Group plc (“RBS”) and Banco Santander Central Hispano, S.A. (collectively, the “Banks”) to acquire all of the outstanding ordinary shares of ABN AMRO Holding N.V. (“ABN AMRO”), including ordinary shares represented by American depositary shares. As you may be aware, the Banks have commenced their offer for such shares of ABN AMRO.

We have received your written refusal of our request, dated 4 July 2007, but we would ask you to reconsider that written refusal and provide us with your written consent to the inclusion or incorporation by reference of E&Y’s audit report with respect to ABN AMRO’s financial statements from its most recent annual report on Form 20-F, for the year ended 31 December 2006 (“ABN AMRO’s financial statements”) in any amendments to the registration statement on Form F-4 under the U.S. Securities Act of 1933 filed by RBS on 20 July 2007.

We acknowledge your position in relation to this request; however, the US Securities and Exchange Commission rules and regulations require that we attempt to obtain your consent to include or incorporate by reference E&Y’s audit report in our registration statement and any amendments thereto.

We kindly request that you respond in writing confirming E&Y’s consent by the end of the business day on 10 August 2007, or please contact us before then to discuss our request. We also request that you or another authorised representative of E&Y date and countersign this letter to acknowledge its receipt.

The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St. Andrew Square Edinburgh EH2 2YB

If you have any questions regarding this request, please feel free to contact our outside legal counsel, Tom Shropshire, at Linklaters LLP, at +44 20 7456 3223.

Yours faithfully

/s/ R Kapoor
R Kapoor
Group Chief Accountant

We hereby acknowledge receipt of this letter on behalf of Ernst & Young Accountants on this          day of August 2007.

By:
Name:
Title:

Cc Mr H Boumeester, Chief Financial Officer, ABN AMRO Holding N.V.

Annex VII

[GRAPHIC]	Ernst & Young Accountants	Drentestraat 20
1083 HK Amsterdam
P.O. Box 7883
1008 AB Amsterdam
The Netherlands
Telephone 31-20-549 72 22
Fax 31-20-646 25 53
www.ey.nl

The Royal Bank of Scotland Group plc
Attn. Mr R. Kapoor
P.O. Box 12264
1 Princess Street
London EC2R 8PB
UNITED KINGDOM

Amsterdam, August 8, 2007	070808-JN/ps

Dear Mr Kapoor,

We acknowledge receipt of your letter dated 3 August 2007 requesting a consent from Ernst & Young related to the Registration Statement on Form F-4 to be filed by The Royal Bank of Scotland Group plc for the incorporation by reference to Ernst & Young’s audit report with respect to ABN AMRO’s consolidated financial statements included in their Form 20-F for the year ended 31 December 2006.

We would like to advise you that we cannot meet your request to consent to the incorporation by reference of our audit report as management of ABN AMRO has informed us that they are unable to facilitate the necessary procedures we need to perform in advance of providing our consent.

Very truly yours,
for Ernst & Young Accountants

/s/ J.J. Nooitgedagt
J.J. Nooitgedagt

Cc: Mr H Boumeester, Chief Financial Officer, ABN AMRO Holding, N.V.

Ernst & Young Accountants to a partnership of private limited [Illegible] companies professional corporations established in [Illegible]
Our services are subject to to general terms and conditions which [Illegible].

Annex VIII

[GRAPHIC]
Ontv. 17/8/07

Group Chief Accountant’s
Huibert Boumeester	Business House F
Chief Financial Officer	Gogarburn
ABN AMRO Holding N.V.	PO Box 1000
Gustav Mahlerlaan 10	Edinburgh EH12 1HQ
1082 PP Amsterdam	Direct Dial: 0131 626
The Netherlands	Facsimile: 0131 626 3087
www.rbs.com
BY COURIER

16 August 2007

Re:                  Fortis/RBS/Santander’s Offer for ABN AMRO
ABN AMRO’s Financial Statements and Audit Report

Dear Mr. Boumeester:

I refer to my letters of 26 June 2007 and 16 July 2007 and to my subsequent telephone conversations with Mr M Oostendorp. As you will understand, we are writing to follow up on our previous request to you and your independent public accountants Ernst & Young Accountants (“E&Y”), in connection with the offer (the “offer”) by Fortis N.V. and Fortis SA/NV, The Royal Bank of Scotland Group plc (“RBS”) and Banco Santander, S.A. (collectively, the “Banks”) to acquire all of the outstanding ordinary shares of ABN AMRO Holding N.V. (“ABN AMRO”), including ordinary shares represented by American depositary shares. As you know, the Banks have commenced their offer for such shares of ABN AMRO.

We have received your written refusals of our requests, dated 3 July 2007 and 27 July 2007, but we would ask you to please reconsider these and provide us with your written consent and cooperation for the filing or incorporation by reference of ABN AMRO’s financial statements from its most recent annual report on Form 20-F for the year ended 31 December 2006 and the interim financial statements for the six months to 30 June 2007 (“ABN AMRO’s financial statements”) in the registration statement on Form F-4 under the U.S. Securities Act of 1933 filed by RBS on 20 July 2007 and any amendments thereto (the “RBS registration statement”).

We appreciate the discussions we have had regarding possible cooperation by ABN AMRO, but we request your written consent and ask that ABN AMRO permit and instruct E&Y to give its written consent to the inclusion or incorporation by reference of E&Y’s audit report with respect to ABN AMRO’s financial statements in the RBS registration statement. We acknowledge your position in relation to this request; however, the US Securities and Exchange Commission rules and regulations require that we attempt to obtain your assistance in these matters, particularly with respect to obtaining E&Y’s consent.

We kindly request that you respond in writing confirming ABN AMRO’s consent by the end of the business day on 22 August 2007. Failing that we will assume that ABN AMRO is not willing to consent to the filing or incorporation by reference of ABN AMRO’s financial statements in the RBS registration statement and refusing to allow or instruct E&Y to give its consent to the inclusion or incorporation by reference of its audit report in the RBS registration statement.

The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square Edinburgh EH2 2YB

We also request that you or another authorised representative of ABN AMRO date and countersign this letter to acknowledge its receipt.

If you have any questions regarding this request, please feel free to contact our outside legal counsel, Michael Bienenfeld, at Linklaters LLP, at +44 20 7456 3660.

Yours sincerely

/s/ R Kapoor
R Kapoor
Group Chief Accountant

We hereby acknowledge receipt of this letter on behalf of ABN AMRO Holding N.V. on this 20 day of August 2007.

By:	/s/ H. Boumeester
Name:	H. Boumeester
Title:	CFO

[GRAPHIC]

Group Chief Accountant’s
Business House F
Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
C B Boogaart	Direct Dial: 0131 626
Ernst & Young Accountants	Facsimile: 0131 626 3087
Boompjes 258	www.rbs.com
3011 XZ Rotterdam
The Netherlands

BY COURIER

16 August 2007

Re:                  Fortis/RBS/Santander’s Offer for ABN AMRO
Audit Report for ABN AMRO’s Financial Statements

Dear Sir

I refer to my letters dated 26 June 2007,16 June 2007 and 3 August 2007 to Ernst & Young Accountants (“E&Y”), in connection with the offer (the “offer”) by Fortis N.V. and Fortis SA/NV, The Royal Bank of Scotland Group plc (“RBS”) and Banco Santander, S. A. (collectively, the “Banks”) to acquire all of the outstanding ordinary shares of ABN AMRO Holding N.V. (“ABN AMRO”), including ordinary shares represented by American depositary shares. As you may be aware, the Banks have commenced their offer for such shares of ABN AMRO.

We have received your written refusal of our request, dated 4 July 2007, but we would ask you to reconsider that written refusal and provide us with your written consent to the inclusion or incorporation by reference of E&Y’s audit report with respect to ABN AMRO’s financial statements from its most recent annual report on Form 20-F, for the year ended 31 December 2006 in the registration statement on Form F-4 under the U.S. Securities Act of 1933 filed by RBS on 20 July 2007 and any amendments thereto (the “RBS registration statement”).

We acknowledge your position in relation to this request; however, the US Securities and Exchange Commission rules and regulations require that we attempt to obtain your written consent to include or incorporate by reference E&Y’s audit report in the RBS registration statement.

We kindly request that you respond in writing confirming E&Y’s consent by the end of the business day on 22 August 2007, or we will assume that E&Y is refusing to give its consent to the inclusion of its audit report with respect to ABN AMRO’s financial statements in the RBS registration statement. .

We also request that you or another authorised representative of E&Y date and countersign this letter to acknowledge its receipt.

The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St. Andrew Square Edinburgh EH2 2YB

If you have any questions regarding this request, please feel free to contact our outside legal counsel, Michael Bienenfeld, at Linklaters LLP, at +44 20 7456 3660.

Yours faithfully

/s/ R Kapoor
R Kapoor
Group Chief Accountant

We hereby acknowledge receipt of this letter on behalf of Ernst & Young Accountants on this           day of August 2007.

By:
Name:
Title:

Cc Mr H Boumeester, Chief Financial Officer, ABN AMRO Holding N.V.

Annex IX

The Royal Bank of Scotland Group

Group Finance

PO Box 12264

1 Princess Street

London EC2R 8PB

United Kingdom

For the attention of Mr. Rajan Kapoor, Group Chief Accountant

Amersterdam, 23 August 2007

Dear Mr. Kapoor,

I refer to our telephone conversation of Monday 20 August during which we discussed your letter of 18 August 2007.

I herewith confirm our conclusion not to co-operate with the filing of the registration statement on Form F-4.

We are aware of the incorporation by reference of ABN AMRO’s financial statements for the year ended 31 December 2006 and the interim financial statements for the six months to 30 June 2007 in the registration statement on Form F-4.

We have asked Ernst & Young to respond accordingly.

Yours sincerely,

cc

Hulbert G Boumeasler, ABN AMRO

Jan J. Nooitgedagl, Ernst & Young

Margaret E. Tahyar, Davis Polk & Wardwell

Annex X

AFFIDAVIT

1.             I, Rajan Kapoor, am the Group Chief Accountant of The Royal Bank of Scotland Group plc, a company organized under the laws of the United Kingdom (“RBS”).

2.             By letter dated June 26, 2007, I requested on behalf of RBS that ABN AMRO Holding N.V. (“ABN AMRO”) cooperate in RBS’s efforts to include the financial statements included in ABN AMRO’s Annual Report on Form 20-F for the year ended December 31, 2006 (“ABN AMRO’s financial statements”) in RBS’s Registration Statement on Form F-4 relating to RBS’s offer for ABN AMRO (the “Registration Statement”). The letter also requested that ABN AMRO cooperate by permitting and directing Ernst & Young Accountants (“E&Y”) to provide information and to consent in writing to the inclusion in the Registration Statement of E&Y’s audit report with respect to the ABN AMRO’s financial statements.

3.             I sent a corresponding letter to E&Y on June 26, 2007.

4.             In July 2007, I received a letter from ABN AMRO dated July 3, 2007, responding in writing to my letter of June 26, 2007 and refusing to comply with RBS’s request.

5.             In July 2007, I also received a letter from E&Y dated July 4, 2007, responding in writing to my letter of June 26, 2007 and refusing to comply with RBS’s request.

6.             I sent follow-up letters on July 16, 2007 to both ABN AMRO and E&Y, making the same request as in my letters of June 26, 2007.

7.             In July 2007, I received a letter dated July 27, 2007 from ABN AMRO responding to my letter of July 16, 2007 and again refusing to comply with RBS’s request.

9.             On August 16, 2007, I sent follow-up letters to both ABN AMRO and E&Y, making the same request as in my previous letters.

10.           On August 23, 2007, I received a letter dated August 8, 2007 from E&Y responding to my letter of July 16, 2007 and refusing to comply with RBS’s request.

11.           On August 23, 2007, I also received a letter dated August 23, 2007 from ABN AMRO responding to my letter of August 16, 2007 and refusing to comply with RBS’s request.

11.           Over the course of July and August 2007, ABN AMRO representatives have contacted me about the possibility of ABN AMRO’s cooperation, but they would not confirm their cooperation in writing and they have not agreed to direct E&Y to provide its consent.

12.           Consequently, I believe that obtaining such consent from E&Y is impracticable for or involves undue hardship to RBS.

/s/ Rajan Kapoor
Name:	Rajan Kapoor
Title:	Group Chief Accountant
The Royal Bank of Scotland Group plc
Date:	August 23, 2007